São Paulo, August 22nd, 2006.

Edifício Brasiliana
Rua Lourenço Marques, 158
04547-100 são Paulo SP

AES Tietê SA
T 55 11 2195 2304
F 55 11 2195 2300

www.aestiete.com.br

Mr. Paul Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Comission



Re: AES Tietê S.A. – Exemption 82-04978

Gentleman

We are enclosing, for your knowledge, a copy of the following information which were made public in our country:

- 1st Quarter Interim Financial Statement
- Minutes of Fiscal Council Meeting held on May 09, 2006
- Minutes of Board Meeting held on May 10, 2006
- 2nd Quarter Interim Financial Statement
- Minutes of Fiscal Council Meeting held on August 08, 2006
- Minutes of Board Meeting held on August 09, 2006
- Notice to Shareholder published on May 10, 2006

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2(b), under Securities Exchange Act of 1934.

Sincerely,



Juliana Rezende Penna De Zagottis
Investor Relations Manager



THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY MANAGEMENT.

01.01 IDENTIFICATION

1 – CVM CODE	2 – NAME OF THE COMPANY	3 – CNPJ (Brazilian IRS Registry of Legal Entities)
01835-0	**AES TIETÊ S.A.**	**02.998.609/0001-27**

4 – NIRE
35300170555

01.02 HEAD OFFICE

1 – ADDRESS	2 – QUARTER OR DISTRICT
Rua Lourenço Marques, 158	Vila Olímpia

3 – ZIP CODE	4 – CITY	5 – STATE
04547-100	São Paulo	SP

6 – AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
011	2195-2020	-	-	-
11 – AREA CODE	**12 – FAX**	**13 – FAX**	**14 – FAX**	
011	2195-2538	-	-	

15 – E-MAIL
mauricio.freitas@aes.com

01.03 INVESTOR RELATIONS DIRECTOR (BUSINESS ADDRESS)

1 – NAME
Britaldo Pedrosa Soares

2 – ADDRESS	3 – QUARTER OR DISTRICT
Rua Lourenço Marques, 158	Vila Olímpia

4 – ZIP CODE	5 – CITY	6 – STATE
04547-100	São Paulo	SP

7 – AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
011	2195-2457	-	-	-
12 – AREA CODE	**13 – FAX**	**14 – FAX**	**15 – FAX**	
011	2195-2538	-	-	

16 – E-MAIL
britaldo.soares@aes.com

01.04 GENERAL INFORMATION / INDEPENDENT AUDITORS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 -BEGINNING	2 – ENDING	3 - NUMBER	4 - BEGINNING	5 - ENDING	6 - NUMBER	7 - BEGINNING	8 - ENDING
01/01/2006	12/31/2006	2	04/01/2006	06/30/2006	1	01/01/2006	03/31/2006

9 – NAME OF THE INDEPENDENT AUDITING FIRM	10 – CVM CODE
Ernst & Young Auditores Independentes S.S.	00471-5
11 – NAME OF THE ENGAGEMENT PARTNER	**12 – CPF OF THE PARTNER**
AURIVALDO COIMBRA DE OLIVEIRA	270.967.698-20

01.01 IDENTIFICATION

1 – CVM CODE	2 – NAME OF THE COMPANY	3 – CNPJ (Brazilian IRS Registry of Legal Entities)
01835-0	**AES TIETÊ S.A.**	**02.998.609/0001-27**

01.05 CURRENT BREAKDOWN OF PAID-IN CAPITAL

NUMBER OF SHARES (Thousands)	1 – CURRENT QUARTER 06/30/2006	2 – PREVIOUS QUARTER 03/31/2006	3 – SAME QUARTER IN PREVIOUS YEAR 06/30/2005
Paid-in Capital			
1 – Common	49,365,303	49,365,303	49,365,303
2 – Preferred	45,948,070	45,948,070	45,948,070
3 – Total	95,313,373	93,313,373	95,313,373
In Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY
Commercial, Industrial and Others
2 – SITUATION
Operating
3 – TYPE OF SHARE CONTROL
National Privately-Held Company
4 – ACTIVITY CODE
1120 – Electric energy
5 – MAIN ACTIVITY
Generation of electric energy
6 – TYPE OF CONSOLIDATION
Total
7 – TYPE OF SPECIAL REVIEW REPORT
Clean

01.07 CORPORATIONS / PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 - ITEM	2 - CNPJ	3 – NAME

01.08 DIVIDENDS / INTEREST APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4- EARNINGS	5 – PAYMENT BEGINNING ON	6 – TYPE	7 – AMOUNT PER SHARE
01	RCA	03/21/2006	Dividend	04/12/2006	ON	2,9539080000
02	RCA	03/21/2006	Dividend	04/12/2006	PN	3,2492980000

01.01 – IDENTIFICATION

1 – CVM CODE	2 – NAME	3 – CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

01.09 SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL (In thousands of Reais)	4 – AMOUNT OF CHANGE (In thousands of Reais)	5 – REASON OF CHANGE	7 – NUMBER OF SHARES ISSUED (Thousands)	8 – SHARES ISSUE PRICE (Reais)

01.10 INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE
07/14/2006	

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

02.01 - BALANCE SHEET - ASSETS (In thousands of Reais)

1 - Code	2 - Description	3 - 6/30/2006	4 - 3/31/2006
1	Total assets	2.549.750	2.629.092
1.01	Current assets	1.048.637	1.127.392
1.01.01	Cash and short-term investments	775.220	848.461
1.01.01.01	Cash and banks	780	78.204
1.01.01.02	Short-term investments	774.440	770.257
1.01.02	Credits	205.914	233.614
1.01.02.01	Distributors	35.950	53.149
1.01.02.02	Related parties	169.964	180.465
1.01.03	Inventories	1.169	1.169
1.01.03.01	Storeroom materials	1.169	1.169
1.01.04	Other	66.334	44.148
1.01.04.01	Deferred income and social contribution taxes	47.409	22.283
1.01.04.02	Recoverable taxes	12.024	12.157
1.01.04.03	Other credits	6.417	9.147
1.01.04.04	Prepaid expenses	484	561
1.02	Noncurrent assets	252.366	243.383
1.02.01	Sundry credits	222.870	212.484
1.02.01.01	Deferred income and social contribution taxes	47.441	40.651
1.02.01.02	Recoverable taxes	143.769	146.708
1.02.01.03	Distributors	31.660	25.125
1.02.02	Affiliates	1.837	3.240
1.02.02.01	Subsidiaries	1.837	3.240
1.02.02.02	Other related parties	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	27.659	27.659
1.02.03.01	Escrow and restricted deposits	27.640	27.640
1.02.03.02	Other credits	19	19
1.03	Permanent assets	1.248.747	1.258.317
1.03.01	Investments	10.231	9.562
1.03.01.01	Investments in affiliates	0	0
1.03.01.02	Investments in subsidiaries	8.132	7.463
1.03.01.03	Other investments	2.099	2.099
1.03.01.03.01	Other	2.099	2.099
1.03.02	Property, plant and equipment	1.217.315	1.226.880
1.03.02.01	Fixed assets in service	1.185.048	1.197.596
1.03.02.02	Fixed assets in progress	32.267	29.284
1.03.03	Deferred charges	21,201	21,875

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS´ EQUITY (In thousands of reais)

1 - CODE	2 - Description	3 - 6/30/2006	4 - 3/31/2006
2	Total liabilities and stockholders´ equity	2.549.750	2.629.092
2.01	Current liabilities	437.642	627.584
2.01.01	Loans and financing	153.590	149.229
2.01.01.01	Loans and financing	147.800	143.276
2.01.01.02	Debt charges	5.790	5.953
2.01.02	Debentures	0	0
2.01.03	Suppliers	68.307	48.013
2.01.04	Taxes, rates and contributions	173.319	93.598
2.01.05	Dividends payable	899	295.795
2.01.06	Provisions	32.337	30.826
2.01.06.01	Salaries and related charges	1.099	978
2.01.06.02	Accrued liabilities	18.752	17.255
2.01.06.03	Reserve for litigations and contingencies	12.486	12.593
2.01.07	Due to related parties	0	0
2.01.08	Other	9.190	10.123
2.01.08.01	Accounts payable to Fundação CESP	954	949
2.01.08.02	Consumer charges payable	8.236	9.174
2.02	Noncurrent liabilities	1.331.165	1.373.200
2.02.01	Loans and financing	1.271.567	1.301.052
2.02.01.01	Accounts payable to Fundação CESP	19.396	19.532
2.02.01.02	Loans and financing	1.252.171	1.281.520
2.02.02	Debentures	0	0
2.02.03	Reserves	37.043	34.679
2.02.03.01	Reserve for contingencies	37.043	34.679
2.02.04	Due to related parties	0	0
2.02.05	Other	22.555	37.469
2.02.05.01	Suppliers	22.555	37.679
2.03	Deferred income	0	0
2.05	Stockholders´ equity	780.943	628.308
2.05.01	Paid-in capital	207.227	207.227
2.05.02	Capital reserves	226.746	226.746
2.05.02.01	Investment grants - CMC 90	2.204	2.204
2.05.02.02	Interest on construction in progress - own capital	17.613	17.613
2.05.02.03	Special premium reserve	206.929	206.929
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Affiliates/subsidiaries	0	0
2.05.04	Income reserve	41.446	41.446
2.05.04.01	Legal reserve	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

02.02 - LIABILITIES AND STOCKHOLDERS' EQUITY (In thousands of Reais)

1 - Code	2 - Description	3 - 6/30/2006	4 - 3/31/2006
2.05.04.04	Unrealized profit reserve	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other income reserves	0	0
2.05.05	Retained earnings/accumulated deficit	305.524	152.889

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

03.01 - STATEMENTS OF OPERATIONS (In thousands of Reais)

1 - Code	2 - Description	3 - 4/1/2006 to 6/30/2006	4 - 1/1/2006 to 6/30/2006	5 - 4/1/2005 to 6/30/2005	6 - 1/1/2005 to 6/306/2005
3.01	Gross revenues from sales and/or services	382,433	765,260	300,141	597,969
3.01.01	Supply and transmission of electric energy	381,999	764,331	296,966	594,330
3.01.02	Other revenues	434	929	3,175	3,639
3.02	Deductions	(34,896)	(69,810)	(32,385)	(60,423)
3.03	Net revenues from sales and/or services	347,537	695,450	267,756	537,546
3.04	Cost of goods sold and/or services rendered	(95,487)	(188,936)	(60,542)	(141,849)
3.04.01	Personnel	(9,440)	(21,561)	(7,781)	(14,548)
3.04.02	Material	(581)	(960)	(535)	(917)
3.04.03	Outsourced services	(6,809)	(13,608)	(5,058)	(10,315)
3.04.04	Compensation for use of water resources	(12,021)	(25,415)	(10,885)	(24,042)
3.04.05	Electric energy purchased for resale	(24,387)	(48,835)	(17,184)	(36,247)
3.04.06	Depreciation and amortization	(15,995)	(34,332)	(15,962)	(31,919)
3.04.07	Operating provisions	(19,833)	(25,011)	0	(16,414)
3.04.08	Other expenses	(6,421)	(19,214)	(3,137)	(7,447)
3.05	Gross profit	252,050	506,514	207,214	395,697
3.06	Operating income/expenses	(23.029)	(46,231)	(33,667)	(75,281)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	(23,698)	(47,109)	(33,617)	(75,021)
3.06.03.01	Financial income	21,971	44,222	9,856	28,120
3.06.03.02	Financial expenses	(45,669)	(91,331)	(43,473)	(103,141)
3.06.03.02.01	Financial expenses	(37,862)	(77,682)	(40,979)	(80,172)
3.06.03.02.02	Monetary/exchange variations, net	(7,807)	(13,649)	(2,494)	(22,969)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity pickup	669	878	(50)	(260)
3.07	Operating income	229,021	460,283	173,547	320,416

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

03.01 - STATEMENTS OF OPERATIONS (In thousands of Reais)

1 - Code	2 - Description	3 - 4/1/2006 to 6/30/2006	4 - 1/1/2006 to 6/30/2006	5 - 4/1/2005 to 6/30/2005	6 - 1/1/2005 to 6/306/2005
3.08	Nonoperating income	223	246	(2,129)	(1,633)
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes/profit sharing	229,244	460,529	171,418	318,783
3.10	Provision for income and social contrib. Taxes	(81,199)	(161,578)	(41,781)	(81,466)
3.10.01	Income tax	(59,420)	(118,518)	(30,712)	(59,933)
3.10.02	Social contribution tax	(21,779)	(43,060)	(11,069)	(21,533)
3.11	Deferred income tax	4,591	6,573	(16,428)	(26,971)
3.11.01	Deferred income tax	3,375	4,833	(12,036)	(19,788)
3.11.02	Deferred social contribution tax	1,216	1,740	(4,392)	(7,183)
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on stockholders´ equity	0	0	0	0
3.15	Net income	152,636	305,524	113,209	210,346
	Number of shares, ex-treasury (thousand)	95.313.373	95,313,373	95,313,373	95,313,373
	Earnings per share	0,00160	0.00321	0.00119	0.00221
	Loss per share				

1. Operations

AES Tietê S.A. ("Company" or Tietê) is a publicly-traded company, authorized to operate as a public utility concessionaire to generate and sell electric energy as an independent power producer, the activities of which are regulated and inspected by The National Electric Energy Agency (ANEEL), linked to the Ministry of Mines and Energy, the concession agreement having been executed on December 20, 1999 and is effective for a period of 30 years.

As set forth in the Privatization Public Notice, the holder of the Company's control is jointly and severally obligated, with the Company, irreversibly and irrevocably, to expand the installed capacity of its generation system by at least 15%, over a period of eight years, as of the signing of the Concession Agreement. Expansion must be through the implementation of new projects in the State of São Paulo that increase the Company's own installed capacity, or through the contracting of third-party power from new projects built in the State of São Paulo, for a period longer than five years and respecting regulatory restrictions.

The start-up of operations of Tietê took place on April 1, 1999, after the spin-off from Companhia Energética de São Paulo - Cesp.

Tietê's generating structure is composed of the following hydroelectric power plants:

Plant	Year of conclusion	Number of turbines	Installed capacity MW (*)	Assured power average MW (*)
Barra Bonita	1964	4	141	45
Bariri	1969	3	143	66
Ibitinga	1969	3	132	74
Promissão	1977	3	264	104
Nova Avanhandava	1985	3	347	139
Água Vermelha	1979	6	1,396	746
Caconde	1966	2	80	33
Euclides da Cunha	1960	4	109	49
Limoeiro	1958	2	32	15
Mogi-Guaçu	1994	2	7	4
Total		32	2,651	1,275

(*) Unaudited financial statements.

2. Presentation of Interim Financial Statements

The accompanying interim financial statements of the Company and its subsidiary AES Minas PCH Ltda. were prepared in accordance with Brazilian accounting practices, emanating from Brazilian corporation law, supplementary regulations of the Brazilian Securities Commission (CVM), and applicable rules established by the concession authority for electric power utility concessionaires.

The Company prepares consolidated interim financial statements which include quarterly information of its subsidiary AES Minas PCH Ltda. The principal criteria in consolidation involve elimination of the following:

- Balances of intercompany assets and liabilities, in addition to income and expenses resulting from intercompany transactions.
- Interest in the subsidiary's capital and results of operations for the year.

3. Summary of Significant Accounting Practices

a) Specific utility accounting practices

Financial charges and inflation effects - in accordance with the provisions set forth in Accounting Instruction No. 6.3.10 of the Accounting Manual for Electric Energy Utilities, interest and other financial charges, including the effects of monetary and exchange variations, related to third-party financing effectively applied to construction in progress, are recorded in this subgroup as cost.

3. Summary of Significant Accounting Practices (Continued)

a) Specific utility accounting practices (Continued)

Indirect costs of construction in progress - a portion of central management expenses is allocated to construction in progress. This allocation is recorded on a monthly basis based on the costs of direct personnel and outsourced labor related to projects in progress.

Recording of electric energy purchase and sale transactions on the Electric Energy Trade Chamber – CCEE (former Electric Energy Wholesale Market – MAE) (spot market and free energy) - purchases and sales are recorded on the accrual basis based on the information provided by the CCEE, entity in charge of determining the purchase and sale transactions carried out within its scope. For the months in which such information is not provided on a timely basis, the amounts are estimated by management, based on information available in the market.

b) General accounting practices

Short-term investments - stated at cost plus income earned through the balance sheet date, not exceeding market value.

Receivables from distributors - include billed amounts related to electricity supplied, free energy, in accordance with Law No. 10428, of April 26, 2002, and spot-market energy balance, recorded on the accrual basis.

Allowance for doubtful accounts – when applicable, is set up based on estimate of possible losses that may occur upon realization of such credits.

Inventories - stated at average acquisition cost. Materials for construction are classified as construction in progress.

Investment - in the subsidiary is accounted for under the equity method. Other investments are stated at cost, not exceeding realization values.

3. Summary of Significant Accounting Practices (Continued)

b) General accounting practices (Continued)

Property, plant and equipment - carried at acquisition or construction cost. Depreciation is computed using the straight-line method by asset category at the following annual rates: generation system assets - 2.0% to 8.3%, furniture and fixtures - 10%, and vehicles - 20%.

Deferred charges – are mainly represented by costs incurred with the construction of pillar protection for bridges and waterway channels, resulting from commitments assumed upon takeover of the Company in the privatization process. Such amounts are being amortized over the remaining term of the concession agreement (24 years).

Loans and financing - monetarily adjusted through the balance sheet date at the index stipulated by each contract. Monetary variations, interest and other charges are allocated to financial expenses.

Reserves for contingencies and litigation - recognized based on the risk of loss of the legal actions pending judgment against the Company, supported by reports prepared by the Company's legal counsel.

Supplementary retirement and pension plan - costs, contributions and the actuarial liability are shown, at the balance sheet date, by independent actuaries, following the criteria established by CVM Resolution No. 371, applicable starting December 31, 2001.

Income and social contribution taxes - calculated based on adjusted taxable income, as per current tax laws. For enforceability purposes, tax loss carryforwards can be offset up to an annual limit of 30% of taxable income. The Company recognizes tax credits on tax loss carryforwards and temporarily nondeductible provisions.

Earnings and dividends per share - calculated based on the number of shares outstanding at the balance sheet date.

3. Summary of Significant Accounting Practices (Continued)

b) General accounting practices (Continued)

Use of estimates - the preparation of the financial statements according to the accounting practices adopted in Brazil requires that the Company's management make estimates for the recording of certain transactions that affect assets and liabilities, revenues and expenses, in addition to the disclosure of information on the financial statements data. The final results of those transactions and information, upon their effective realization in subsequent periods, may differ from said estimates.

4. Short-term Investments – Company and Consolidated

At June 30, 2006, short-term investments, Company and Consolidated, have maturities of less than 90 days, with daily liquidity; 89% earn approximately 100% of Interbank Deposit Rates - CDI and the remaining 11% earn the average exchange rate change.

During 2004, the amount of R$ 20,543 was reclassified to other noncurrent credits. Such reclassification was made as a result of the intervention at Banco Santos by the Central Bank of Brazil. In the first quarter of 2005, based on expectation of realization, the Company's management decided to set up provision of 100% of the invested amount. The Company also had investment amounting to R$ 15,000 related to Bank Deposit Certificates – CDB of Banco Santos, invested through an exclusive financial investment fund that was fully written off in 2004.

5. Accounts Receivable from Distributors

	Company and Consolidated	
	6/30/2006	3/31/2006
	R$	R$
Power purchase agreements: (a)		
Elektro Eletricidade e Serviços S.A.	**-**	-
Bandeirante Energia S.A.	**-**	-
Companhia Piratininga de Força e Luz	**9,075**	8,922
Companhia Paulista de Força e Luz	**7,006**	7,158
Empresa Elétrica Bragantina S.A.	**-**	-
Companhia Nacional de Energia Elétrica S.A.	**447**	562
Subtotal	**16,528**	16,642
Spot market (b)	**5,520**	10,093
Subtotal	**5,520**	10,093
Free energy – short-term portion (c)	**13,902**	26,414
Total – company	**35,950**	53,149
AES Minas PCH	**558**	
Total – consolidated	**36,508**	53,149
Free energy – long-term portion (c)	**31,660**	25,125

a) Purchase and sale tariffs and volumes of power purchase agreements were determined and authorized by ANEEL.

b) Spot market accounts receivable include amounts resulting from transactions carried out in the CCEE, and will be offset against the spot market accounts payable balances upon monthly settlement of the CCEE.

5. Accounts Receivable from Distributors (Continued)

c) Collection of accounts receivable from distributors related to free energy will occur by means of reimbursement proportionally to the collection by these companies of the extraordinary tariff increase granted to provide funds to reimburse free energy. This began in February 2003 and the Company had received R$ 116,353 until June 30, 2006 (R$ 106,653 up to March 31, 2006).

At June 30, 2006, the Company's management recorded a provision for realization of free energy receivable in the amount of R$67,992 (R$63,467 at March 31, 2006), based on a study prepared to determine recoverability of the free energy balance receivable within the term determined by ANEEL for distributors to invoice the RTE, and refund generating companies. ANEEL decided, based on the result of a public survey, for the impossibility of RTE recovery from those consumers that were captive consumers at the time of the electric energy rationing program and then became free consumers. Therefore, the balance of this provision will be reviewed periodically by the Company's management.

5. Accounts Receivable from Distributors (Continued)

Breakdown of the balance of accounts receivable from electric energy distributors referring to free energy pass over is as follows:

Concessionaire	**6/30/2006 R$**	3/31/2006 R$
COELBA	**5,748**	6,001
CEPISA	**1,317**	1,331
COELCE	**3,662**	3,762
ELEKTRO	**2,161**	2,711
ELETRONORTE	**11,942**	11,513
PIRATININGA	**3,680**	3,989
CPFL	**10,055**	10,448
CELPE	**4,158**	4,391
CHESF	**1,157**	1,453
COSERN	**2,060**	2,071
CEB	**2,041**	2,085
LIGHT	**13,989**	14,355
CAIUÁ	**646**	636
EEVP	**60**	58
CELPA	**1,250**	1,507
CEMAT	**102**	102
CNEE	**58**	82
CJE	**29**	28
CSPE	**175**	179
CLFSC	**169**	204
ESCELSA	**3,828**	3,903
CENF	**62**	66
SAELPA	**1,248**	1,350
ENERGIPE	**467**	498
CELB	**346**	362
CAT-LEO	**32**	32
BANDEIRANTE	**4,800**	5,145
ENERSUL	**1,238**	1,402
CERJ	**4,602**	4,960
CELG	**225**	785
CEMIG	**18,709**	19,886
CESP	**687**	687
CEAL	**151**	424
CEMAR	**248**	248
Subtotal	**101,102**	106,654
Provision for realization of assets	**(55,540)**	(55,115)
Total	**45,562**	51,539

6. Transactions with Related Parties

Relate to supply of electric power to the companies below:

	Company		Consolidated	
	6/30/2006	3/31/2006	**6/30/2006**	3/31/2006
	R$	R$	**R$**	R$
Current assets:				
Accounts receivable from related parties:				
Eletropaulo Metropolitana:				
Bilateral contract (b)	**165,556**	174,295	**165,556**	174,295
Free energy	**4,408**	6,170	**4,408**	6,170
Total	**169,964**	180,465	**169,964**	180,465
Noncurrent assets:				
Accounts receivable from related parties:				
Eletropaulo Metropolitana:				
Free energy	**1,837**	3,240	**1,837**	3,240
Total	**1,837**	3,240	**1,837**	3,240
Transactions:	**30/6/2006**	30/6/2005	**30/6/2006**	30/6/2005
Operating income:				
Eletropaulo Metropolitana:				
Power purchase agreement (a)	**-**	35,843	**-**	35,843
Bilateral contract (b)	**737,580**	471,122	**737,580**	471,122
AES Uruguaiana Empreendimentos S.A.		467		467
Total	**737,580**	507,432	**737,580**	507,432
Operating expense:				
AES Minas PCH Ltda.	**60**	323	**-**	-
	60	323		

a) Purchase and sale tariffs and volumes of power purchase agreements were determined and authorized by ANEEL.

6. Transactions with Related Parties (Continued)

b) In December 2000, the Company signed an agreement to buy and sell electric energy with Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (Eletropaulo), for a 15-year period, in order to sell the reduction of 25% per year in the Company's power purchase agreement volumes, beginning in 2003 so that as from 2006 all the current production will be sold to Eletropaulo. For 2006, the average volume under the referred to agreement is 1,268 MW (2005 – 948 MW average) and the price, at June 30, 2006, is R$ 132.73 MWh (June 30, 2005 – R$ 117.59 per MWh). This contract was approved by the National Electric Energy Agency - ANEEL. In October 2003, Tietê and Eletropaulo executed an amendment to this agreement extending the maturity date to June 2028. However, this amendment has not been approved by ANEEL.

7. Income and Social Contribution Taxes

	Company and Consolidated			
	Assets		Liabilities	
	6/30/2006	3/31/2006	**6/30/2006**	3/31/2006
	R$	R$	**R$**	R$
Current				
Income and social contribution taxes - tax loss carryforward	-	-	-	-
Deferred income and social contribution taxes – temporary differences	**5,262**	4,387	-	-
Recoverable income tax and social contribution	**40,548**	16,338	-	-
Income and social contribution taxes payable	-	-	**161,578**	80,379
PIS/Cofins – payable	-	-	**11,647**	13,121
PIS/Cofins recoverable and other	**16,906**	1,558	**94**	98
Provision for realization of tax credits	**(15,307)**			
Total – company	**47,409**	22,283	**173,319**	93,598
AES Minas PCH Ltda.	-	-	**176**	174
Total – consolidated	**47,409**	22,283	**173,495**	93,772
Noncurrent				
Deferred income and social contribution taxes – temporary differences	**47,441**	40,651	-	-
Total - company and consolidated	**47,441**	40,651	-	-

7. Income and Social Contribution Taxes (Continued)

Based on the guidance provided in Administrative Rule No. 562/2006 - SFF/SRE/ANEEL and in ANEEL Technical Specification No. 224/2006 - SFF/ANEEL related to the levy of social contribution taxes on gross revenue (PIS and Cofins) on revenues from power purchase agreements, as well as on the provisions of ratifying resolutions related to tariff adjustments for distributors, which established that the difference resulting from the increase in PIS and Cofins rates be passed on to such distributors (see Note 12), the Company decided to record the tax credit corresponding to the increase in PIS and Cofins rates, applicable to power purchase agreements effective through December 31, 2005, since, according to ANEEL, this amount had been overpaid.

Considering that ANEEL's interpretation may not concur with that of the Brazilian IRS (SRF), the Company filed a ruling request with the Brazilian IRS to obtain confirmation of ANEEL's position in this respect. Accordingly, the Company's management deemed it prudent to record a provision to cover any losses on such tax credit until the requested private letter ruling is obtained.

a) Deferred taxes relate to tax credits that can be offset against future taxable income, calculated on temporarily nondeductible provisions and tax loss carryforwards. At June 30 and March 31, 2006, deferred taxes by origin are as follows:

	Company and Consolidated	
	6/30/2006	3/31/2006
Assets	**R$**	R$
Current:		
Reserve for profit sharing	**192**	813
Reserve for research and development	**4,487**	3,114
Other provisions	**583**	460
Total current assets	**5,262**	4,387
Noncurrent:		
Reserve for tax contingencies	**7,053**	7,053
Reserve for labor contingencies	**2,171**	2,199
Reserve for losses on assets	**38,217**	31,399
Total noncurrent assets	**47,441**	40,651
Total	**52,703**	45,038

7. Income and Social Contribution Taxes (Continued)

b) The balance of tax credits recorded by the Company at June 30 and March 31, 2006, comprise temporary differences identified in the determination of income and social contribution taxes as well as taxes recoverable. Realization of temporary differences is based on expected realization thereof by management. The estimate of realization of taxes recoverable was defined based on Administrative Rule No. 2.103/2003 -SFF/ANEEL (See Note 8).

	Company – 6/30/2006		
	Deferred income and social contribution taxes	Taxes recoverable	Total
	R$	R$	R$
		(*)	
2006	5,262	6,145	11,407
2007	47,441	11,758	59,199
2008	-	11,145	11,145
2009	-	10,556	10,556
2010	-	10,042	10,042
2011	-	9,577	9,577
2012 to 2029	-	96,569	96,569
Total	52,703	155,792	208,495

(*) See Note 8.

The assumptions used to prepare the estimates of realization of tax credits were based on management's expectations related to the future of the Company and should not be used as a base for decisions on investments.

7. Income and Social Contribution Taxes (Continued)

c) Income and social contribution taxes are calculated based on the rates in effect at the balance sheet date. Deferred taxes relating to temporary differences and tax loss carryforwards are recorded in balance sheet accounts. Following are the tax bases and balances:

	Consolidated			
	6/30/2006		6/30/2005	
	IRPJ	**CSLL**	IRPJ	CSLL
	R$	**R$**	R$	R$
Composition of taxes on income:				
Current	**(118,557)**	**(43,127)**	(59,933)	(21,533)
Deferred	**4,833**	**1,740**	(19,788)	(7,183)
Total taxes	**(113,724)**	**(41,387)**	(79,721)	(28,716)
Computation of taxes:				
Income before taxes	**460,635**	**460,635**	318,783	318,783
Additions (exclusions) :	**(1,403)**	**(779)**	100	289
Subtotal	**(1,403)**	**(779)**	100	289
Tax base	**459,232**	**459,856**	318,883	319,072
Statutory rate	**25%**	**9%**	25%	9%
Taxes	**(114,808)**	**(41,387)**	(79,721)	(28,716)
Tax incentives	**1,084**	**-**	-	-
Tax expenses	**(113,724)**	**(41,387)**	(79,721)	(28,716)

7. Income and Social Contribution Taxes (Continued)

d) Components of deferred income and social contribution tax expenses for the year ended June 30, 2006:

	Company and consolidated		
	IRPJ R$	CSLL R$	Total R$
Changes in the balances of deferred taxes and contributions:			
Temporary differences – provisions	9,351	3,367	12,718
Subtotal	9,351	3,367	12,718
Tax benefit - amortization of premium (Note 8)	(4,518)	(1,627)	(6,145)
Total	4,833	1,740	6,573

8. Recoverable Taxes – Current and Noncurrent

Relate to tax credits resulting from the incorporation of the controlling company's premium by the Company. Changes in the balances for the year are as follows:

	Company and Consolidated			
	6/30/2006			3/31/2006
	Premium R$	**Provision R$**	**Net R$**	Net R$
Balances originating from the takeover	**808,303**	**(541,563)**	**266,740**	266,740
Accumulated amortization	**(332,487)**	**221,540**	**(110,947)**	(107,875)
Balances at end of year	**475,816**	**(320,023)**	**155,793**	158,865
Current			**12,024**	12,157
Noncurrent			**143,769**	146,708

The premium incorporated by Tietê, as a result of the takeover of its controlling company, AES Gás Ltda., was based on expected future earnings and, until December 31, 2003, was being amortized over a period of ten years not based on the straight-line method, in accordance with the future earnings projection provided by an external consulting firm at the time of acquisition of the shares by the Tietê.

8. Recoverable Taxes – Current and Noncurrent (Continued)

On December 16, 2003, ANEEL issued Administrative Rule SFF/ANEEL No. 2103/2003, establishing the premium amortization curve up to the end of the concession period scheduled for 2029, with amortization rates ranging from 1.4096% to 6.7052% per year. On January 16, 2004, ANEEL issued Administrative Rule SFF/ANEEL No. 87/2004, complementing Administrative Rule No. 2103 and establishing that the effects of the new curve are applicable starting from 2004 on. Therefore, no retroactive adjustments are required.

On January 13, 2004, the CVM issued Administrative Rule CVM/SEP/GEA-1 No. 12/04, informing that: (i) the change in the classification for fixed assets can be accepted, as it does not modify the essence of the operation and aligns the procedure with the requirements of the regulatory agencies, (ii) the change in the amortization period does not modify the essence of the operation, maintaining the controlling stockholders' right unchanged, as provided for in article 7 of CVM Ruling No. 319/99, and (iii) adjustments retroactive to prior years in which the Company believes that its criterion is correct should not be applied.

Effective January 2004, the period for premium amortization and use of the respective tax credit started being recorded following the new curve established by ANEEL (change of estimate) as approved by the Extraordinary Stockholders' Meeting held on April 27, 2004.

In accordance with CVM Instruction No. 349, for financial statement purposes, the net amount of the tax benefit previously described is included under the caption "Recoverable taxes" in current and noncurrent assets, according to the expected realization period. As the amortization of the premium, the provision and the respective tax benefit did not impact results for the period, such amounts were reclassified to income and social contribution tax expense in the statement of operations for reporting purposes.

8. Recoverable Taxes – Current and Noncurrent (Continued)

As permitted by CVM Instruction No. 319, a special takeover premium reserve in the Company's stockholders' equity will be used to increase the capital stock of the controlling stockholder, AES Tietê Empreendimentos S.A., as the tax benefit is realized. Until June 30, 2006, the tax benefit generated and recorded was R$ 110,947 (R$ 107,875 until March 31, 2006), of which R$ 88,045 (R$ 88,045 until December 31, 2005) has been effectively realized and can be used for a capital increase. During meeting of the Company's Board of Directors held on February 25, 2005, capital increase in the amount of R$ 59,811, related to tax benefit realized until December 31, 2003, was unanimously approved.

9. Investments

	Company		Consolidated	
	6/30/2006	3/31/2006	**6/30/2006**	3/31/2006
	R$	R$	**R$**	R$
Investment in subsidiary	**6,922**	6,253	-	-
Advance for future capital increase	**1,210**	1,210	-	-
Real estate held for future use	**2,099**	2,099	**2,099**	2,099
Total	**10,231**	9,562	**2,099**	2,099

AES Minas PCH Ltda. is an operating company with a concession giving it the right to operate small hydroelectric plants. In March 2002, the Company purchased the total capital shares of AES Minas PCH Ltda. for R$ 6,490 and in October 2003 the Company increased the subsidiary's capital by R$ 873, with the subscription of 873,000 new units of interest.

Information on the investment in subsidiary accounted for under the equity method:

	6/30/2006	3/31/2006
Number of units of interest held	**7,363,000**	7,363,000
Ownership interest	**99.99%**	99.99%
Capital stock - R$	**7,363**	7,363
Stockholders' equity - R$	**6,922**	6,253
Net income for the year - R$	**878**	209

10. Property, Plant and Equipment

a) Property, plant and equipment comprise the following:

	Company and consolidated				Company and consolidated
	6/30/2006				3/31/2006
	Monetarily adjusted cost	**Interest on construction in progress**	**Accumulated depreciation**	**Net**	Net
	R$	**R$**	**R$**	**R$**	R$
Average annual depreciation rate				**2.35%**	2.35%
Intangible assets	**3,006**	**1**	**(2,358)**	**649**	649
Land	**87,329**	**63,727**	**-**	**151,056**	151,056
Reservoirs, dams and aqueducts	**988,816**	**729,057**	**(1,006,354)**	**711,519**	717,761
Buildings, construction and improvements	**203,702**	**159,432**	**(254,971)**	**108,163**	109,989
Machinery and equipment	**347,982**	**267,251**	**(405,411)**	**209,822**	214,037
Vehicles	**2,621**	**-**	**(1,455)**	**1,166**	1,262
Furniture and fixtures	**12,643**	**-**	**(5,189)**	**7,454**	7,623
In operation	**1,646,099**	**1,219,468**	**(1,675,738)**	**1,189,829**	1,202,377
In progress	**32,267**	**-**	**-**	**32,267**	29,284
Special obligations	**(4,781)**	**-**	**-**	**(4,781)**	(4,781)
Total – Company	**1,673,585**	**1,219,468**	**(1,675,738)**	**1,217,315**	1,226,880
AES Minas PCH Ltda.:					
In operation	**5,491**	**-**	**(385)**	**5,106**	4,913
Total - subsidiary	**5,491**	**-**	**(385)**	**5,106**	4,913
Total - consolidated	**1,679,076**	**1,219,468**	**(1,676,123)**	**1,222,421**	1,231,793

b) Depreciation

The Company uses depreciation rates by asset category, established by ANEEL Resolutions No. 002/97 and No. 44/99, of December 24, 1997 and March 18, 1999, respectively.

Under the prevailing legislation, depreciation is computed and recorded beginning on the date the assets and installations are placed in operation and transferred to property, plant and equipment in service.

10. Property, Plant and Equipment--Continued

c) Assets linked to the concession

Assets and installations used in the generation, transmission and distribution of electric energy are linked to these services and cannot be retired, sold, given or pledged as mortgage guarantees without the prior and express authorization of the competent authorities.

d) Return of assets to government

According to item 2, clause 11, of concession agreement No. 92/99 entered into between Tietê and ANEEL on December 20, 1999, when the concession agreement expires, assets and installations associated with the independent power generation will return to the government, which will reimburse Tietê for investments made but not yet amortized, provided that such investments have been authorized and audited by ANEEL.

e) Special obligations (original amount from the CESP spin-off)

Refer to contributions from consumers to finance projects required to meet energy demand. These obligations will be settled as determined by the concession authority.

11. Deferred Charges

	Company and Consolidated	
	6/30/06	3/31/06
	R$	R$
Pre-operating expenses (a)	**19,821**	19,821
(-) Accumulated amortization	**(1,816)**	(1,662)
Other (b)	**3,196**	3,716
Total – Company	**21,201**	21,875
AES Minas PCH Ltda.	**1,033**	1,033
Total – Consolidated	**22,234**	22,908

(a) Pre-operating expenses are mainly represented by costs incurred with the construction of pillar protection for bridges and waterway channels. Such amounts are being amortized over the remaining term of the concession agreement.

(b) Refer mainly to the water potential exploration project named PCH Carrapatos, located in the municipality of Caconde, State of São Paulo, authorized by ANEEL Resolution No. 665, dated December 26, 2001. According to the schedule included in the Resolution, beginning of construction work and commercial start-up of the first unit was expected to occur on January 15, 2002 and October 31, 2003, respectively. Installed capacity of this PCH will be 21.6 MW. On June 10, 2005, a private project purchase and sale agreement was executed for sale of the PCH Carrapatos project (small hydroelectric plant) in the amount of R$1,200. The definitive sale of this Project shall take place in a maximum of 24 months as from the agreement signature date, and may be extended by mutual agreement between the parties. In order for the sale process to be completed, the purchaser must obtain the Installation License with the São Paulo State Environment Secretariat, within the scope of the Project´s environmental licensing procedures.

12. Suppliers

The breakdown of Suppliers is as follows:

	Company and consolidated	
	6/30/2006	3/31/2006
	R$	R$
Current:		
Free energy (*)	**39,030**	31,225
Spot market energy	**6,029**	6,460
PIS and Cofins passed on	**12,860**	
Connection charges	**152**	152
Use of transmission system agreement - CUST	**8,208**	8,208
Materials and services	**2,028**	1,968
Total – Company	**68,307**	48,013
AES Minas PCH Ltda.	**54**	86
Total – Consolidated	**68,361**	48,099
Noncurrent:		
Spot market and free energy (*)	**22,555**	37,469

(*) See Note 20.

ANEEL's Ratifying Resolutions related to tariff adjustments for power distributors established that PIS and Cofins levied on power purchase agreements be passed on by power distributors, based on its understanding that article 109 of Law No. 11196 dated November 21, 2005, allows the taxation of these agreements under the cumulative regime, i.e., by the rate of 3.65%. The Company decided, on a conservative basis, to record under "spot market energy and free energy" the amounts to be passed on, so as to maintain PIS and Cofins rates in accordance with amounts determined in Ratifying Resolutions that have been issued so far. At June 30, 2006 relevant amount totals R$ 12,860. Additionally, the Company recorded under "provision for contingencies" the amount of R$ 2,447, related to the other power distributors that also had tariff adjustments this year.

12. Suppliers - Continued

Based on the guidance provided in Administrative Rule No. 562/2006 - SFF/SRE/ANEEL and ANEEL's Technical Specification No. 224/2006 - SFF/ANEEL related to the levy of PIS and Cofins on revenues from power purchase agreements, the Company decided to record the tax credit corresponding to the increase in the rates of PIS and Cofins applicable to the power purchase agreements effective through December 31, 2005, considering that, according to ANEEL, this amount had been overpaid.

Considering that ANEEL's interpretation may not concur with that of the Brazilian IRS (SRF), the Company took the following steps:

a) Filed a Request for Ruling with the Brazilian IRS (SRF) to obtain the confirmation of ANEEL's position with respect to the rates of PIS and Cofins levied on power purchase agreements.

b) Obtained or has been obtaining writs of mandamus for suspension of the procedure whereby PIS and Cofins are passed on to power distributors, as established in ANEEL's Ratifying Resolutions, until the Brazilian IRS (SRF) issues a Private Letter Ruling to said request.

c) Considering that the recovery of tax credits related to PIS and Cofins levied on power purchase agreements, according to ANEEL's interpretation, is controversial, the Company deemed it prudent to record a provision to cover any losses on the tax credit concerned until a relevant Private Letter Ruling is obtained.

13. Loans and Financing

The breakdown of Loans and Financing is as follows:

	Company and Consolidated			
	6/30/2006			
	Charges	**Principal amount**		
	Current	**Current**	**Noncurrent**	**Total**
	R$	**R$**	**R$**	**R$**
Centrais Elétricas Brasileiras - Eletrobrás	**5,790**	**147,800**	**1,252,171**	**1,405,761**

	Company and consolidated			
	3/31/2006			
	Charges	Principal amount		
	Current	Current	Noncurrent	Total
	R$	R$	R$	R$
Centrais Elétricas Brasileiras - Eletrobrás	5,953	143,276	1,281,520	1,430,749

Contract entered into between Tietê and Eletrobrás, resulting from the CESP spin-off. The balance is updated by the General Market Price Index (IGP-M) variation plus interest of 10% per year, amortized on a monthly basis, with final payment due on May 15, 2013.

The contract between Tietê and Eletrobrás stipulates that the Company's revenue shall secure past-due amounts, through a restricted bank account, subject to withdrawal by legal representatives of the creditor.

13. Loans and Financing --Continued

At June 30, 2006, maturities of the noncurrent portion of the principal amounts of loans and financing are as follows:

	Company and Consolidated 2006
	R$
2007	**79,060**
2008	**170,436**
2009	**188,283**
2010	**207,998**
2011	**229,779**
After 2011	**376,615**
Total	**1,252,171**

14. Accrued Liabilities

	Company and Consolidated	
	6/30/2006	3/31/2006
	R$	R$
Current:		
Interest on reversal	**23**	23
Accrued vacation pay and related charges	**3,040**	3,403
Reserve for profit sharing	**566**	2,391
Reserve for research and development	**13,675**	10,515
Other provisions	**1,448**	923
Total - Company	**18,752**	17,255
AES Minas PCH	**95**	
Total - Consolidated	**18,847**	17,255

15. Reserves for Litigation and Contingencies

	Company and Consolidated	
	6/30/2006	3/31/2006
	R$	R$
Current		
Reserve for loss – electricity purchased from Itaipu (c)	**12,486**	12,593
Total – Company	**12,486**	12,593
AES Minas PCH Ltda.		87
Total – Consolidated	**12,486**	12,680
Noncurrent		
Labor (a)	**6,384**	6,468
PIS/Cofins (b)	**30,659**	28,211
Total – Company and consolidated	**37,043**	34,679

a) There are labor claims against the Company, the amounts of which have not yet been determined. Based on its legal counsel's opinion, management considers the accrued amounts to be sufficient to cover potential losses.

b) The Company challenged in court the constitutionality of the increase in the Cofins rate from 2% to 3%, introduced by Law No. 9718 of November 27, 1998. In September 2003, the Company filed a request for withdrawing the claim, in light of unfavorable rulings in lawsuits of the same nature. The request for withdrawal was denied. In view of the referred to decision, the Company filed a Special Appeal, which was dismissed in August 2005. As such, the Company decided to recalculate the liabilities balance to include the increase in the Cofins rate from 2% to 3%, charged against the escrow deposit account in noncurrent assets. The Company filed appeals to the High Court of Justice and to the Supreme Court and is expecting the decisions on such appeals.

15. Reserves for Litigation and Contingencies--Continued

The Company is still challenging the inclusion of other operating income in the tax calculation base for both Cofins and PIS. Until a final decision on the matter is not handed down, the payments under dispute are deposited in an escrow account on a monthly basis. With the enactment of Law No. 10637 of December 30, 2002, the Company is making normal payments of the amounts related to the inclusion of other operating income in the computation basis of PIS and the increase in the Cofins rate.

c) On January 23, 2003, a court injunction was obtained giving the Company the right not to purchase the electric energy from Itaipu. This court injunction was suspended on September 26, 2003 and re-established on September 30, 2003. On October 1, 2004, the High Court of Justice suspended the court injunction. On October 5, 2004, the Company filed a special appeal against such decision. Based on this special appeal, the non-retroactive effect of the decision was established, that is, the suspension of the court injunction would only be valid in the future. Thus, the effects of the previously granted preliminary injunction were maintained for the period from January 2003 to September 2004. Taking into consideration that this process is still pending, management decided to maintain the reserve for losses, until the final outcome of this process.

   In December 2004, ANEEL issued a Technical Specification changing the distribution of Itaipu quotas as from January 2005. The quota distribution is now made only among the distribution concessionaires, which means that, since the Company is a generating concessionaire, it is no longer an Itaipu stockholder.

ANEEL issued the Assessment Notice No. 06/2002-SFF, dated December 22, 2002, in the amount of R$ 7,391, challenging the Company's capital reduction in the amount of R$ 160,000 on June 14, 2002. The Company's management filed an administrative defense and assessed, based on the opinion of its legal counsel, that a favorable outcome on this administrative proceeding is possible. Consequently, management decided not to recognize a provision in this regard.

16. Capital Stock and Reserves

a) Capital stock

Authorized capital is R$ 4,600,000, consisting of R$ 2,383,260 in common shares and R$ 2,216,740 in preferred shares. Paid-up capital at June 30, 2006 amounts to R$ 207,227 (R$ 207,227 at March 31, 2006), and is represented by 95,313,373 thousand shares (95,313,373 thousand shares at December 31, 2005), divided into 49,365,303 thousand common shares and 45,948,070 thousand preferred shares, all registered book-entry, without par value.

Preferred shares do not have voting rights and are not redeemable. However, holders of the preferred stock have priority in the reimbursement of capital and are entitled to non-cumulative dividends 10% greater than those for common shares, and to participate in capital increases, as a result of the capitalization of reserves and profits, under the same conditions as the holders of common shares, except for the special reserve for premium, which will be capitalized in favor of the controlling stockholder (see Note 8).

b) Reserves

	Company	
	6/30/2006	3/31/2006
Breakdown of the reserves:	**R$**	R$
Capital reserves		
Special reserve for premium upon merger	**206,929**	206,929
Interest on construction in progress – own capital	**17,613**	17,613
Other	**2,204**	2,204
	226,746	226,746
Income reserve		
Legal reserve	**41,446**	41,446

c) Dividends

At the General Meeting (AGO) held on March 21, 2006, the shareholders decided to pay dividends in the amount of R$ 295,119, corresponding to the remaining balance of the net income for 2005. The payment of such dividend was made as from April 12, 2006, in the amount of R$2.953908 per thousand common shares and R$3.249298 per thousand preferred shares.

17. Supply, Purchase and Transmission of Electric Energy

	Company and Consolidated			
	6/30/2006		6/30/2005	
	MWh	**R$**	MWh	R$
	(*)		(*)	
Electricity generated by Company /other:				
Power purchase agreements	-	-	1,383,920	108,925
Bilateral contracts	**5,556,994**	**737,580**	4,006,476	471,122
Free energy and spot market	-	**26,751**	-	14,283
Total – Company	**5,556,994**	**764,331**	5,390,396	594,330
AES Minas PCH Ltda.	-	**3,233**	-	-
Total – Consolidated	**5,556,994**	**767,564**	5,390,396	594,330
Electricity purchased:				
Bilateral contracts and other	**162,705**	**11,355**	278,851	11,430
Free energy and spot market	-	**(138)**	-	1,094
Transmission charges	-	**36,936**	-	23,401
Connection charges	-	**682**	-	322
Total – Company	**162,705**	**48,835**	278,851	36,247
AES Minas PCH Ltda. – eliminated	-	**(60)**	-	(323)
Total – Consolidated	**162,705**	**48,775**	214,808	35,924

(*) Not reviewed by independent auditors.

As a result of the increase in the rate of PIS/COFINS for long-term contracts, as established in the Brazilian IRS Ruling No. 468/04, during the period from December 2004 to August 2005 the Company issued an invoice against Eletropaulo in the amount of R$ 51,083. Considering the negotiation to receive such amount, a provision corresponding to 100% of it was set up. After negotiations were completed, the provision was reversed and revenues in such amount were recorded. On September 30, 2005, said amount was fully paid.

18. Supplementary Retirement and Pension Plan

Retirement and pension benefits

Tietê sponsors a retirement and pension plan for its active and former employees, and their beneficiaries, for the purpose of supplementing the retirement and pension benefits provided by the government. The plan is a mixed system, i.e., 70% is defined benefit and 30% is defined contribution.

Based on the actuarial valuation made by independent actuaries on December 31, 2005 under the criteria set forth in CVM Resolution No. 371, there are no additional liabilities to be recorded at Tietê's balance sheet date, other than those already recorded under debt acknowledgements or loans related to reserve retention, the contracts of which were signed before the privatization of the Company; the related amounts are detailed under "Financial transactions with Fundação CESP".

Actuarial valuation prepared by independent actuaries

a) Actuarial assumptions

	Rate	
	Effective	Nominal
Economic assumptions:		
Discount rate	8,50% p.a.	12,84% p.a.
Expected rate of return on plan assets (investments)	8.30% p.a.	12.63% p.a.
Future salary increases	3% p.a.	7.12% p.a.
Rates of increases in benefits	0% p.a.	4% p.a.
Expected rate of inflation	4% p.a.	4% p.a.
Demographic assumptions:		
Mortality table	UP 94 forward 2 years	
Disability table	Mercer Table	
Disability mortality rate	IAPB 57	
Turnover	0,30 (Service + 1)	
Actuarial valuation method	Projected credit unit method	

18. Supplementary Retirement and Pension Plan --Continued

Retirement and pension benefits --Continued

b) *Actuarial valuation at December 31, 2005*

	Company and Consolidated	
	2005 **R$**	**2004** **R$**
Present value of actuarial obligations	**111,976**	111,834
Plan assets at fair value	**(124,586)**	(112,535)
Plan net assets	**(12,610)**	(701)
Actuarial gain (loss) not recognized (*)	**(29,810)**	(25,856)
Liability recognized in the balance sheet	**17,200**	25,155

(*) These amounts are not recognized as assets by the Company due to a debt acknowledgement contract signed before the privatization of CESP.

c) *Accounting reconciliation of recognized liability (current and noncurrent)*

	Company and consolidated	
	Three-month Period Ended 6/30/2006 R$	**Six-month Period Ended 6/30/2006 R$**
Beginning balance	**20,481**	**17,200**
Expenses for the year	**664**	**4,363**
Contributions paid / debt amortizations	**(795)**	**(1,213)**
Ending balance	**20,350**	**20,350**

18. Supplementary Retirement and Pension Plan--Continued

Retirement and pension benefits --Continued

d) *Financial transactions with Fundação Cesp*

Financial transactions with Fundação CESP (entity that administers the pension plan), recorded in current and noncurrent liabilities, are summarized as follows:

	Company and consolidated 6/30/2006			Company and consolidated 3/31/2006		
	Current	**Non-current**	**Total**	Current	Non-current	Total
	R$	**R$**	**R$**	R$	R$	R$
Fundação Cesp III (1)	**954**	**19,396**	**20,350**	949	19,532	20,481
Total	**954**	**19,396**	**20,350**	949	19,532	20,481

(1) Contract for acknowledgement of debt to finance the actuarial deficit relating to the Settled Proportional Supplementary Benefit (BSPS), with final payment due on November 30, 2027. The balance of this contract is adjusted based on the higher of the actuarial cost increase or the general price index – internal availability (IGP-DI) plus interest of 6% per year.

19. Financial Instruments

The Company's operations consist of the generation, purchase and sale of electric energy to distribution companies. Most sales are made under "power purchase agreements", entered into prior to the privatization of the Company, and "bilateral contracts", fixing the quantity and price of electric energy. The power purchase agreements were terminated on December 31, 2005, in accordance with applicable regulations. The bilateral contract with Eletropaulo provides for annual tariff adjustment based on the IGP-M index. Potential differences between the quantity of energy generated and the sum of quantities sold under contracts (excess or shortage) are adjusted based on the market rules and settled in the spot market (CCEE). The principal market risk factors affecting the Company's business are summarized as follows:

19. Financial Instruments - Continued

a) Credit risk: sale of electricity under the bilateral contract is secured by receivables from Eletropaulo, with the Company having the right to request that the bank accounts of its customer (distributor) be blocked until receivables are fully collected.

b) Price risk: the price of electricity sold under the bilateral contract (average price in 2006 - R$ 132.73 per MWh and 2005 - R$ 117.59 per MWh), is presently in line with the prices established by the regulatory authorities. As from 2006, all the current electric energy generation of Tietê is being sold to Eletropaulo. Potential excess or shortage of energy in relation to the quantities set forth in the bilateral contract will have its price determined in the spot market (CCEE).

c) Interest and index rate risk: the financial charges on the Company's principal loan correspond to interest of 10% per annum plus the IGP-M variation. Consequently, the Company's operations are affected by the variation of this price index. The impact of the IGP-M variation on loans is minimized, partially, by the bilateral contract tariff increase, which is also determined based on the IGP-M variation.

d) Exchange rate risk: a portion of the short-term investment balance is affected by the exchange rate market risk factor (US dollar).

Financial instruments in the balance sheet

- Short-term investments consist of highly-liquid investment funds and are adjusted based on the value of these investment fund shares at June 30, 2006.

- Loans and financing refer to a debt acknowledgment agreement signed between CESP and Centrais Elétricas Brasileiras – Eletrobrás, subject to the IGP-M variation plus interest of 10% per year, due on May 15, 2013. The related market value is estimated at R$ 1,433,579.

- Obligations to Fundação Cesp relate to a debt acknowledgment agreement to finance the actuarial deficit, with final maturity on November 30, 2017, subject to the variation of the higher of the actuarial cost or IGP-DI plus interest of 6% p.a.. The balance of this debt amounts to R$ 20,350 at June 30, 2006 and its estimated fair value is R$14,659.

19. Financial Instruments - Continued

The measuring method used to calculate the market value of loans was the discounted cash flow, considering expected settlement of these liabilities at market rates prevailing on the balance sheet date.

20. Regulatory Matters

Overall Agreement for the Electric Energy Sector

On August 24, 2001, an Emergency Energy Rationing Plan was created by Provisional Measure No. 2198 in order to make energy demand become consistent with supply and avoid untimely or unplanned interruption in power supply. The average energy reduction estimated through this program was 20% in relation to consumptions in the months of May, June and July 2000. The energy rationing was effective from June 2001 through March 1, 2002, when the government considered the reservoir levels back to normal.

As a result of the mandatory energy rationing implemented by the Brazilian government, the electric power distribution and generating companies experienced a reduction in their revenues, since the physical structure or personnel of such companies could not be reduced in the same proportion as the consumption reduction estimated by the program. Therefore, fixed costs and financing charges were maintained, not supported by respective revenue.

In order to solve the issue, in December 2001, the Brazilian government and the electric utilities signed an Overall Agreement with the power distribution and generating companies to restore the financial and economic equilibrium under the existing contracts and recover revenues relating to the period the Energy Rationing Program was in effect (Emergency Plan).

20. Regulatory Matters - Continued

The following are the principal resolutions approved by Law No. 10438, dated April 26, 2002, which are directly related to the generating companies:

a) The distribution companies to which the extraordinary rate adjustment applies paid to the generating companies, for the period of the Rationing Program, the amounts under the power purchase agreements and equivalent instruments, with a reduction in proportion to that applicable to the distribution companies. Such reduction was 2.3%. On August 13, 2002, ANEEL informed the Company that the reduction factor was changed from 2.3% to 6.3%.

b) The portion of the cost to purchase electric energy within the MAE related to the repurchase of excess power under power purchase agreements and equivalent instruments, until the end of the energy rationing period, will be passed on to the consumers served by the National Interlinked Electric Energy System and collected by generating companies through the Extraordinary Tariff Increase (RTE). From March to December 2002, the generating companies purchased the excess power from distributors under power purchase agreements for R$ 79.26/MWh.

c) The portion of the cost with purchases of electric energy within the MAE (free energy) incurred until the end of the energy rationing period, which exceeded the amount of R$ 49.26/MWh, will be passed on to consumers served by the National Interlinked Electric Energy System and collected by generating companies through the Extraordinary Tariff Increase (RTE).

So as to avoid controversies related to the repurchase of excess power under power purchase agreements and equivalent instruments, including the Repurchase Agreement, expenses with the purchase of energy within the CCEE made until December 2002, in connection with the reduction in the generation of electric energy in the plants participating in the Energy Reallocation Mechanism - MRE and considered in power purchase agreements and equivalent instruments, were passed on to consumers served by the National Interlinked Electric Energy System. With respect to the application of Attachment V of power purchase agreements, electric power distributing and generating companies entered into, as essential requirement for obtaining ANEEL's approval to the amount related to the Extraordinary Tariff Increase of revenues during the rationing period, an amendment to power purchase agreements and equivalent instruments, as defined in an ANEEL Resolution, which included the substitutive formula to such Attachment V.

20. Regulatory Matters - Continued

The mechanism adopted to collect amounts related to items (a), (b) and (c), named free energy, is the "Extraordinary Tariff Increase" (RTE), whereby distributing companies include in tariffs charged a surtax of 2.9% for residential consumers and 7.9% for the other consumers for a period established by ANEEL for tariff recovery. Electric power generating companies receive a portion of these amounts monthly through the Pass-Through Agreement.

Free energy receivables and payables at June 30, 2006 are as follows:

	Number of approval instrument	Amount approved	Accumulated amount at 6.30.2006	Amortized amount at 6.30.2006	Provision for realization	Balance to be amortized at 6.30.2006
Receivables from resellers	Resolutions No. 01/04 and 45/04	143,298	92,298	(115,797)	(67,992)	51,807
Payables to suppliers	Resolutions No. 01/04 and 45/04	120,430	39,568	(98,413)	-	(61,585)
Net balance		22,868	52,730	(17,384)	(67,992)	(9,778)

On January 23, 2006, ANEEL issued the Administrative Rule No. 074/2006-SFF/SRE/ANEEL (Administrative Rule) to supplement the guidance for year end provided by Administrative Rule No. 2.212-SFF/SRE/ANEEL dated December 20, 2005. Among other provisions, this Rule changed the conditions to remunerate free energy traded within the CCEE in the period from September 2000 to December 2002, established in article 6 of ANEEL Resolution No. 36, dated January 29, 2003. Resolution No. 36 established that updating of the amounts related to free energy should be applied after December 30, 2002 to 50% of the total amount and updating of the final balance would be made only upon financial settlement in the CCEE, corresponding to the period from September 2000 to December 2002, fact which occurred on July 3, 2003. Under the Rule, this updating should be applied to 100% of the balance since the beginning date, namely December 31, 2002. The Company calculated the updating in accordance with the guidance provided by the Rule and recorded additional monetary updating at December 31, 2005 of R$ 14,126.

20. Regulatory Matters - Continued

At June 30, 2006, the Company's management recorded a provision for realization of free energy accounts receivable in the amount of R$67,992, based on a study prepared to determine the recoverability of the free energy receivable balance within the term established by ANEEL for the distributors to bill the RTE and refund generating companies. As a result of the public hearing held, ANEEL decided that the RTE could not be charged from consumers that were captive at the time the energy rationing period was in force and afterwards became free. Therefore, the Company shall continue to keep and monitor the balance of this provision, which shall be periodically reviewed.

Spot Market Energy - CCEE

Spot market and free energy amounts referring to sales in the period from September 1, 2000 to December 31, 2002 may be subject to changes depending on the outcome of the judicial proceedings pending judgment filed by certain companies in the sector, most of which related to interpretation of market rules in force. Such companies are not included in the rationing area, and obtained an injunction that considers as null and void ANEEL's Decision No. 288, dated May 16, 2002, which aimed at clarifying to companies operating in the sector the treatment and the way to apply certain CCEE accounting rules, included in the Overall Agreement for the Electric Energy Sector. The claim of these companies located in the Southern region includes, but is not limited to the sale of Itaipu's share in the Southeastern/Central-West region sub-markets, especially during the rationing period in 2001, when there was a significant difference in prices of the spot market energy between the two sub-markets.

Original amounts in the *sub judice* condition related to that period are as follows: (a) R$ 49,573 (sales); (b) R$ 281,549 (purchases and system service charges). Of this total, by December 31, 2003 the net amount receivable of R$ 111,546 was settled, and 96.5% of the remaining balance payable in the amount of R$ 120,430 was the object of an agreement with creditors in the CCEE, and has been amortized over up to 49 monthly and consecutive installments as from January 2004, plus SELIC variation and interest at the rate of 1% p.a.; 1.75% of such balance was settled until September 2005, and 1.75% is under negotiation.

21. Insurance

At June 30, 2006, insurance coverage is considered by management to be sufficient to cover any losses and civil liabilities, as follows:

Risk	Period covered		Amount	
	From	To	Insured	Premium
Operating risks	4/1/06	4/1/07	977,580	7,596
Civil liability – Executive Board	2/15/06	2/15/07	32,153	103
Civil liability - General	1/1/06	6/1/07	15,000	495

22. Subsequent Events

On June 11, 2006, the Electric Energy Trade Chamber (CCEE) issued the letter CT-0610/06 informing that the penalties calculated for the Company referring to November and December 2005 should be disregarded. As such, the obligation set up to cover such penalties, in the amount of R$ 3,942, will be reversed in July 2006.

05.01 - MANAGEMENT COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

	2Q06	YTD Jun/06	2Q05	YTD Jun/05
IGP-M	0.70%	1.44%	0.19%	1.74%

Since 2006 AES Tietê S.A. ("AES Tietê" or "Company") long-term energy is fully assured through a bilateral agreement for purchase and sale of electric energy signed with Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo") in 2000. In the first half of 2006, the bilateral agreement accounted for 96% of gross revenue.

AES Tietê gross revenue for the first half reached R$ 765,260, which is 28% up on the same period in 2005. This growth is driven by the greater energy volume sold through the bilateral agreement, which provides for an energy price higher than that addressed in the initial agreements, and tariff adjustments over the last 12 months.

The Company revenue deductions reached R$ 69,810 in the first half of 2006, which is 16% up on the same quarter last year. This increase is driven mainly by the greater energy volume sold in 2006 through the bilateral agreement.

Net revenue for the first half of 2006 reached R$ 695,450, which is 29.0% up on the same period last year. This growth is also driven by tariff adjustments over the last twelve months, besides the greater energy volume sold through the bilateral agreement.

Operating costs for the first half of 2006, as compared with the same period last year, are 33% up, reaching R$ 188,936. This increase is driven by: (i) recording deficit on the Cesp Foundation Pension Plan to reflect updated actuarial parameters; (ii) third party services engaged, (iii) increased expenses with purchased energy due to the growth of transmission expenses from greater sales volume through the bilateral agreement; (iv) recording depreciation adjustment involving IT equipment that was not being depreciated; (v) recording the provision for loss on PIS and Cofins tax credits.

05.01 - MANAGEMENT COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Compared with the same period in 2005, change was less material in IGP-M, to which the Company principal debt is pegged. Financial income growth was driven by the greater volume of short-term investments, which led the Company to post financial expenses for R$47,109 for the six-month period.

At the end of the first half of 2006, cash and short-term investments amounted to R$775,220. Of the total short-term investments, 89% is assigned to those with average yield of 100% of CDI and 11% is pegged to the change in foreign exchange rate. AES Tietê is not a party to bank loan agreements. The Company sole debt consists of an acknowledgement of indebtedness to Eletrobrás taken on at the time of privatization. Such debt accrues interest of 10% p.a. and IGP-M indexation, maturing in 2013. At June 30, 2006, the Company gross debt reached R$ 1,405,761.

The Company investments over the first half of 2006 reached R$ 11,113 and were intended for renovation and refurbishment of the Bariri plant generating unit, for reforestation projects and for waterways. These investments were made up of funds from the Company cash generation.

AES Tietê posted net income of R$ 305,524 for the first half of 2006, which is 45% up on 2005. Net margin grew from 39% in 2005 to 43.9% in 2006.

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Reais)

1 - Code	2 - Description	3 - 6/30/2006	4 - 3/31/2006
1	Total assets	2,550,075	2,629,455
1.01	Current assets	1,050,765	1,129,082
1.01.01	Cash and short-term investments	776,709	849,531
1.01.01.01	Cash and banks	2,268	79,274
1.01.01.02	Short-term investments	774,441	770,257
1.01.02	Credits	206,472	233,614
1.01.02.01	Distributors	36,508	53,149
1.01.02.02	Related parties	169,964	180,465
1.01.03	Inventories	1,169	1,169
1.01.03.01	Storeroom materials	1,169	1,169
1.01.04	Other	66,415	44,768
1.01.04.01	Deferred income and social contribution taxes	47,409	22,283
1.01.04.02	Recoverable taxes	12,024	12,157
1.01.04.03	Other credits	6,494	9,767
1.01.04.04	Prepaid expenses	488	561
1.02	Noncurrent assets	252,556	243,573
1.02.01	Sundry credits	222,870	212,484
1.02.01.01	Deferred income and social contribution taxes	47,441	40,651
1.02.01.02	Recoverable taxes	143,769	146,708
1.02.01.03	Distributors	31,660	25,125
1.02.02	Related parties	1,837	3,240
1.02.02.01	Affiliates	1,837	3,240
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	27,849	27,849
1.02.03.01	Escrow and restricted deposits	27,640	27,640
1.02.03.02	Other credits	209	209
1.03	Permanent assets	1,246,754	1,256,800
1.03.01	Investments	2,099	2,099
1.03.01.01	Investments in affiliates	0	0
1.03.01.02	Investments in subsidiaries	0	0
1.03.01.03	Other investments	2,099	2,099
1.03.02	Property, plant and equipment	1,222,421	1,231,793
1.03.02.01	Fixed assets in service	1,190,154	1,202,509
1.03.02.02	Fixed assets in progress	32,267	29,284
1.03.03	Deferred charges	22,234	22,908

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS´ EQUITY (In thousands of Reais)

1 - Code	2 - Description	3 - 6/30/2006	4 - 3/31/2006
2	Total liabilities and stockholders´ equity	2,550,075	2,629,455
2.01	Current liabilities	437,967	627,947
2.01.01	Loans and financing	153,590	149,229
2.01.01.01	Loans and financing	147,800	143,276
2.01.01.02	Debt charges	5,790	5,953
2.01.02	Debentures	0	0
2.01.03	Suppliers	68,361	48,099
2.01.04	Taxes, rates and contributions	173,495	93,772
2.01.05	Dividends payable	899	295,795
2.01.06	Provisions	32,432	30,929
2.01.06.01	Salaries and related charges	1,099	994
2.01.06.02	Accrued liabilities	18,847	17,255
2.01.06.03	Reserve for litigations and contingencies	12,486	12,680
2.01.07	Due to related parties	0	0
2.01.08	Other	9,190	10,123
2.01.08.01	Accounts payable to Fundação CESP	954	949
2.01.08.02	Consumer charges payable	8,236	9,174
2.02	Noncurrent liabilities	1,331,165	1,373,200
2.02.01	Loans and financing	1,271,567	1,301,052
2.02.01.01	Accounts payable to Fundação CESP	19,396	19,532
2.02.01.02	Loans and financing	1,252,171	1,281,520
2.02.02	Debentures	0	0
2.02.03	Reserves	37,043	34,679
2.02.03.01	Reserve for contingencies	37,043	34,679
2.02.04	Due to related parties	0	0
2.02.05	Other	22,555	37,469
2.02.05.01	Suppliers	22,555	37,469
2.03	Deferred income	0	0
2.04	Minority interest	0	0
2.05	Stockholders´ equity	780,943	628,308
2.05.01	Paid-in capital	207,227	207,227
2.05.02	Capital reserves	226,746	226,746
2.05.02.01	Investment grants - CMC 90	2,204	2,204
2.05.02.02	Interest on construction in progress - own cap	17,613	17,613
2.05.02.03	Special premium reserve	206,929	206,929
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Affiliates/subsidiaries	0	0
2.05.04	Income reserve	41,446	41,446
2.05.04.01	Legal reserve	41,446	41,446
2.05.04.02	Statutory	0	0

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (In thousands of Reais)

1 - Code	2 - Description	3 - 6/30/2006	4 - 3/31/2006
2.05.04.03	Contingencies	0	0
2.05.04.04	Unearned profit reserve	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other income reserves	0	0
2.05.05	Retained earnings / accumulated deficit	305,524	152,889

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

07.01 - CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Reais)

1 - Code	2 - Description	3 - 4/1/2006 to 6/30/2006	4 - 1/1/2006 to 6/30/2006	5 - 4/1/2005 to 6/30/2005	6 - 1/1/2005 to 6/30/2005
3.01	Gross revenue from sales and/or services	384,073	768,493	300,130	597,969
3.01.01	Supply and transmission of electric energy	383,639	767,564	296,955	594,330
3.01.02	Other revenues	434	929	3,175	3,639
3.02	Deductions	(35,250)	(70,510)	(32,408)	(60,454)
3.03	Net revenues from sales and/or services	348,823	697,983	267,722	537,515
3.04	Cost of goods sold and/or services rendered	(96,054)	(189,874)	(60,559)	(142,076)
3.04.01	Personnel	(9,646)	(21,934)	(7,901)	(14,793)
3.04.02	Material	(849)	(1,283)	(551)	(967)
3.04.03	Outsourced services	(6,945)	(13,773)	(5,113)	(10,414)
3.04.04	Compensation for use of water services	(12,021)	(25,415)	(10,885)	(24,042)
3.04.05	Electricity purchased for resale	(24,353)	(48,775)	(16,923)	(35,924)
3.04.06	Depreciation and amortization	(16,035)	(34,407)	(16,003)	(31,997)
3.04.07	Operating provisions	(19,833)	(25,011)	0	(16,414)
3.04.08	Other expenses	(6,372)	(19,276)	(3,183)	(7,525)
3.05	Gross profit	252,769	508,109	207,163	395,439
3.06	Operating income/expenses	(23,694)	(47,094)	(33,616)	(75,023)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	(23,694)	(47,094)	(33,616)	(75,023)
3.06.03.01	Financial income	22,022	44,273	9,856	28,120
3.06.03.02	Financial expenses	(45,716)	(91,367)	(43,472)	(103,143)
3.06.03.02.01	Financial expenses	(37,884)	(77,717)	(40,977)	(80,174)
3.06.03.02.02	Monetary/exchange variations, net	(7,832)	(13,650)	(2,495)	(22,969)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity pickup	0	0	0	0
3.07	Operating income	229,075	461,015	173,547	320,416

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

07.01 - CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Reais)

1 - Code	2 - Description	3 - 4/1/2006 to 6/30/2006	4 - 1/1/2006 to 6/30/2006	5 - 4/1/2005 to 6/30/2005	6 - 1/1/2005 to 6/30/2005
3.08	Nonoperating income	223	(380)	(2.129)	(1.633)
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes / profit sharing	229,298	460.635	171.418	318.783
3.10	Provision for income and social contribution taxes	(81,255)	(161.684)	(41.781)	(81.466)
3.10.01	Income tax	(59,428)	(118.557)	(30.712)	(59.933)
3.10.02	Social contribution tax	(21,827)	(43.127)	(11.069)	(21.533)
3.11	Deferred income tax	4,593	6.573	(16.428)	(26.971)
3.11.01	Deferred income tax	3,376	4.833	(12.036)	(19.788)
3.11.02	Deferred social contribution tax	1,217	1.740	(4.392)	(7.183)
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on stockholders' equity	0	0	0	0
3.14	Minority interest	0	0	0	0
3.15	Net income	152,636	305.524	113.209	210.346
	Number of shares, ex-treasury	95,313,373	95.313.373	95.313.373	95.313.373
	Earnings per share	0,00160	0,00321	0,00119	0,00221
	Loss per share				

08.01 - MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER

See comments on the Company's performance.

17.01 – SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS - CLEAN

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Securities Exchange Commission)

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
AES Tietê S.A.
São Paulo - SP

1. We have performed a special review of the accompanying Quarterly Financial Information (ITR) of AES Tietê S.A. and its subsidiary (company and consolidated) for the quarter ended June 30, 2006, including the balance sheet, statement of income, report on the Company's performance and other company's relevant information, in accordance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Board of Accountancy (CFC), and included principally: (a) inquiries of and discussions with the management responsible for the Company's accounting, financial and operational areas about the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company's operations and financial position.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil and with Brazilian Securities and Exchange Commission (CVM) regulations specifically applicable to the preparation of Quarterly Financial Information.

São Paulo, July 14, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Aurivaldo Coimbra de Oliveira
Accountant CRC-1PE009428/O-4-S-SP

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

CONTENTS

GROUP	CHART	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS DIRECTOR (BUSINESS ADDRESS)	1
01	04	GENERAL INFORMATION / INDEPENDENT AUDITORS	1
01	05	CURRENT BREAKDOWN OF PAID-IN CAPITAL	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	CORPORATIONS / PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS	2
01	08	DIVIDENDS / INTEREST APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS DIRECTOR	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND STOCKHOLDERS´ EQUITY	5
03	01	STATEMENTS OF OPERATIONS	7
04	01	NOTES TO FINANCIAL STATEMENTS	9
05	01	MANAGEMENT COMMENTS ON PERFORMANCE FOR THE QUARTER	45
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	47
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS´ EQUITY	48
07	01	CONSOLIDATED STATEMENTS OF OPERATIONS	50
08	01	MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER	52
17	01	SPECIAL REVIEW REPORT OF IDEPENDENT AUDITORS - CLEAN	53

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY MANAGEMENT.

01.01 IDENTIFICATION

1 – CVM CODE	2 – NAME OF THE COMPANY	3 – CNPJ (Brazilian IRS: Registry of Legal Entities)
01835-0	**AES TIETÊ S.A.**	**02.998.609/0001-27**

4 – NIRE
3530017055

01.02 HEAD OFFICE

1 – ADDRESS	2 – QUARTER OR DISTRICT
Rua Lourenço Marques, 158 – 1° andar	Vila Olímpia

3 – ZIP CODE	4 – CITY	5 – STATE
04547-100	São Paulo	SP

6 – AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
011	2195-2020	-	-	-
11 – AREA CODE	**12 – FAX**	**13 – FAX**	**14 – FAX**	
011	2195-2538	-	-	

15 – E-MAIL
mauricio.freitas@aes.com

01.03 INVESTOR RELATIONS DIRECTOR (BUSINESS ADDRESS)

1 – NAME
Britaldo Pedrosa Soares

2 – ADDRESS	3 – QUARTER OR DISTRICT
Rua Lourenço Marques, 158 – 2° andar	Vila Olímpia

4 – ZIP CODE	5 – CITY	6 – STATE
04547-100	São Paulo	SP

7 – AREA CODE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEPHONE	11 – TELEX
011	2195-2457	-	-	-
12 – AREA CODE	**13 – FAX**	**14 – FAX**	**15 – FAX**	
011	2195-2538	-	-	

16 – E-MAIL
britaldo.soares@aes.com

01.04 GENERAL INFORMATION / INDEPENDENT AUDITORS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 -BEGINNING	2 – ENDING	3 - NUMBER	4 - BEGINNING	5 - ENDING	6 - NUMBER	7 - BEGINNING	8 - ENDING
01/01/2006	12/31/2006	1	1/1/2006	3/31/2005	4	10/1/2005	12/31/2005

9 – NAME OF THE INDEPENDENT AUDITING FIRM	10 – CVM CODE
Ernst & Young Auditores Independentes S.S.	00471-5
11 – NAME OF THE ENGAGEMENT PARTNER	**12 – CPF OF THE PARTNER**
AURIVALDO COIMBRA DE OLIVEIRA	270.967.698-20

01.05 IDENTIFICATION

1 – CVM CODE	2 – NAME OF THE COMPANY	3 – CNPJ (Brazilian IRS Registry of Legal Entities)
01835-0	**AES TIETÊ S.A.**	**02.998.609/0001-27**

01.06 CURRENT BREAKDOWN OF PAID-IN CAPITAL

NUMBER OF SHARES (Thousands)	1 – CURRENT QUARTER 03/31/2006	2 – PREVIOUS QUARTER 12/31/2005	3 – SAME QUARTER IN PREVIOUS YEAR 03/31/2005
Paid-in Capital			
1 – Common	49,365,303	49,365,303	49,365,303
2 – Preferred	45,948,070	45,948,070	45,948,070
3 – Total	95,313,373	93,313,373	95,313,373
In Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.07 CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY
Commercial, Industrial and Others

2 – SITUATION
Operating

3 – TYPE OF SHARE CONTROL
National Privately-Held Company

4 – ACTIVITY CODE
112 – Electric energy

5 – MAIN ACTIVITY
Generation of electric energy

6 – TYPE OF CONSOLIDATION
Total

7 – TYPE OF SPECIAL REVIEW REPORT
Clean

01.08 CORPORATIONS / PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 - ITEM	2 - CNPJ	3 – NAME

01.09 DIVIDENDS / INTEREST APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4- EARNINGS	5 – PAYMENT BEGINNING ON	6 – TYPE	7 – AMOUNT PER SHARE

01.01 – IDENTIFICATION

1 – CVM CODE	2 – NAME	3 – CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

01.10 SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL (In thousands of Reais)	4 – AMOUNT OF CHANGE (In thousands of Reais)	5 – REASON OF CHANGE	7 – NUMBER OF SHARES ISSUED (Thousands)	8 – SHARES ISSUE PRICE (Reais)

01.11 INVESTOR RELATIONS DIRECTOR

1 - DATE	2 – SIGNATURE

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

02.01 - BALANCE SHEET - ASSETS (In thousands of Reais)

1) Code	2) Description	3) 03/31/2006	4) 12/31/2005
1	Total assets	2.629.092	2.548.012
1.01	Current assets	1.127.392	1.029.607
1.01.01	Cash and short-term investments	848.461	794.944
1.01.01.01	Cash and banks	78.204	385
1.01.01.02	Short-term investments	770.257	794.559
1.01.02	Credits	233.614	208.683
1.01.02.01	Distributors	53.149	67.530
1.01.02.02	Related parties	180.465	141.153
1.01.03	Inventories	1.169	1.169
1.01.03.01	Storeroom materials	1.169	1.169
1.01.04	Other	44.148	24.811
1.01.04.01	Income and social contribution taxes	22.283	2.849
1.01.04.02	Recoverable taxes	12.157	12.290
1.01.04.03	Other credits	9.147	7.606
1.01.04.04	Prepaid expenses	561	2.066
1.02	Noncurrent assets	243.383	246.987
1.02.01	Sundry credits	212.484	214.792
1.02.01.01	Deferred income and social contribution taxes	40.651	38.857
1.02.01.02	Recoverable taxes	146.708	149.648
1.02.01.03	Distributors	25.125	26.287
1.02.02	Related parties	3.240	4.535
1.02.02.01	Affiliates	3.240	4.535
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	27.659	27.660
1.02.03.01	Escrow and restricted deposits	27.640	27.640
1.02.03.02	Other credits	19	20
1.03	Permanent assets	1.258.317	1.271.418
1.03.01	Investments	9.562	9.353
1.03.01.01	Investments in affiliates	0	0
1.03.01.02	Investments in subsidiaries	0	0
1.03.01.03	Other investments	9.562	9.353
1.03.01.03.01	Other	9.562	9.353
1.03.02	Property, plant and equipment	1.226.880	1.240.116
1.03.02.01	Fixed assets in service	1.197.596	1.214.763
1.03.02.02	Fixed assets in progress	29.284	25.353
1.03.03	Deferred charges	21.875	21.949

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (In thousands of Reais)

1) CODE	2) Description	3) 03/31/2006	4) 12/31/2005
2	Total liabilities and shareholders' equity	2.629.092	2.548.012
2.01	Current liabilities	627.584	673.480
2.01.01	Loans and financing	149.229	144.958
2.01.01.01	Loans and financing	143.276	138.863
2.01.01.02	Debt charges	5.953	6.095
2.01.02	Debentures	0	0
2.01.03	Suppliers	48.013	56.966
2.01.04	Taxes, rates and contributions	93.598	143.067
2.01.05	Dividends payable	295.795	295.799
2.01.06	Provisions	30.826	24.212
2.01.06.01	Salaries and related charges	978	943
2.01.06.02	Accrued liabilities	17.255	8.466
2.01.06.03	Reserve for litigations and contingencies	12.593	14.803
2.01.07	Due to related parties	0	0
2.01.08	Other	10.123	8.478
2.01.08.01	Accounts payable to Fundação CESP	949	1.426
2.01.08.02	Consumer charges payable	9.174	7.052
2.02	Noncurrent liabilities	1.373.200	1.399.113
2.02.01	Loans and financing	1.301.052	1.325.333
2.02.01.01	Accounts payable to Fundação CESP	19.532	15.774
2.02.01.02	Loans and financing	1.281.520	1.309.559
2.02.02	Debentures	0	0
2.02.03	Reserves	34.679	34.826
2.02.03.01	Reserve for contingencies	34.679	34.826
2.02.04	Due to related parties	0	0
2.02.05	Other	37.469	38.954
2.02.05.01	Suppliers	37.469	38.954
2.03	Deferred income	0	0
2.05	Stockholders' equity	628.308	475.419
2.05.01	Paid-in capital	207.227	207.227
2.05.02	Capital reserves	226.746	226.746
2.05.02.01	Investment grants - CMC90	2.204	2.204
2.05.02.02	Interest on construction in progress - own capital	17.613	17.613
2.05.02.03	Special premium reserve	206.929	206.929
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Affiliates/subsidiaries	0	0
2.05.04	Income reserve	41.446	41.446
2.05.04.01	Legal reserve	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profit reserve	0	0
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other income reserves	0	0

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

02.02 - LIABILITIES AND STOCKHOLDERS' EQUITY (In thousands of Reais)

1) Code	2) Description	3) 03/31/2006	4) 12/31/2005
2.05.05	Retained earnings / accumulated deficit	152.889	0

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

03.01 - STATEMENTS OF OPERATIONS (In thousands of Reais)

1) Code	2) Description	3) 01/01/2006 to 03/31/2006	4) 01/01/2006 to 03/31/2006	5) 01/01/2005 to 03/31/2005	6) 01/01/2005 to 03/31/2005
3.01	Gross revenues from sales and/or services	382.827	382.827	297.828	297.828
3.01.01	Supply and transmission of electric energy	382.332	382.332	297.364	297.364
3.01.02	Other revenue	495	495	464	464
3.02	Deductions	(34.914)	(34.914)	(28.038)	(28.038)
3.03	Net revenues from sales and/or services	347.913	347.913	269.790	269.790
3.04	Cost of goods sold and/or services rendered	(93.449)	(93.449)	(81.307)	(81.307)
3.04.01	Personnel	(12.121)	(12.121)	(6.767)	(6.767)
3.04.02	Material	(379)	(379)	(382)	(382)
3.04.03	Outsourced services	(6.799)	(6.799)	(5.257)	(5.257)
3.04.04	Compensation for use of water resources	(13.394)	(13.394)	(13.157)	(13.157)
3.04.05	Electricity purchased for resale	(24.448)	(24.448)	(19.063)	(19.063)
3.04.06	Depreciation and amortization	(18.337)	(18.337)	(15.957)	(15.957)
3.04.07	Operating provisions	(5.178)	(5.178)	(16.415)	(16.415)
3.04.08	Other expenses	(12.793)	(12.793)	(4.309)	(4.309)
3.05	Gross profit	254.464	254.464	188.483	188.483
3.06	Operating income/expenses	(23.202)	(23.202)	(41.614)	(41.614)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	(23.411)	(23.411)	(41.404)	(41.404)
3.06.03.01	Financial income	22.251	22.251	18.264	18.264
3.06.03.02	Financial expenses	(45.662)	(45.662)	(59.668)	(59.668)
3.06.03.02.01	Financial expenses	(39.820)	(39.820)	(39.193)	(39.193)
3.06.03.02.02	Monetary/exchange variations, net	(5.842)	(5.842)	(20.475)	(20.475)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

03.01 - STATEMENTS OF OPERATIONS (In thousands of Reais)

1) Code	2) Description	3) 01/01/2006 to 03/31/2006	4) 01/01/2006 to 03/31/2006	5) 01/01/2005 to 03/31/2005	6) 01/01/2005 to 03/31/2005
3.06.06	Equity pickup	209	209	(210)	(210)
3.07	Operating income	231.262	231.262	146.869	146.869
3.08	Nonoperating income	23	23	496	496
3.08.01	Revenues	0	0	496	496
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes / profit sharing	231.285	231.285	147.365	147.365
3.10	Provision for income and social contribut. taxes	(80.379)	(80.379)	(39.685)	(39.685)
3.10.01	Income tax	(59.098)	(59.098)	(29.221)	(29.221)
3.10.02	Social contribution tax	(21.281)	(21.281)	(10.464)	(10.464)
3.11	Deferred income tax	1.982	1.982	(10.543)	(10.543)
3.11.01	Deferred income tax	1.458	1.458	(7.752)	(7.752)
3.11.02	Deferred social contribution tax	524	524	(2.791)	(2.791)
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on stockholders' equity	0	0	0	0
3.15	Net income	152.888	152.888	97.137	97.137
	Number of shares, ex-treasury (thousand)	95.313.373	95.313.373	95.313.373	95.313.373
	Earnings per share	0,00160	0,00160	0,00102	0,00102
	Loss per share				

04.01 - NOTES TO FINANCIAL STATEMENTS

1. Operations

AES Tietê S.A. ("Company" or Tietê) is a publicly-traded company, authorized to operate as a public utility concessionaire to generate and sell electric energy as an independent power producer, the activities of which are regulated and inspected by The National Electric Energy Agency (ANEEL), linked to the Ministry of Mines and Energy, the concession agreement having been executed on December 20, 1999 and is effective for a period of 30 years.

As set forth in the Privatization Public Notice, the holder of the Company's control is jointly and severally obligated, with the Company, irretractably and irrevocably, to expand the installed capacity of its generation system by at least 15%, over a period of eight years, as of the signing of the Concession Agreement. Expansion must be through the implementation of new projects in the State of São Paulo that increase the Company's own installed capacity, or through the contracting of third-party power from new projects built in the State of São Paulo, for a period longer than five years and respecting regulatory restrictions.

The start-up of operations of Tietê took place on April 1, 1999, after the spin-off from Companhia Energética de São Paulo - Cesp.

Tietê's generating structure is composed of the following hydroelectric power plants:

Plant	Year of conclusion	Number of turbines	Installed capacity MW (*)	Ensured energy average MW (*)
Barra Bonita	1964	4	141	45
Bariri	1969	3	143	66
Ibitinga	1969	3	132	74
Promissão	1977	3	264	104
Nova Avanhandava	1985	3	347	139
Água Vermelha	1979	6	1,396	746
Caconde	1966	2	80	33
Euclides da Cunha	1960	4	109	49
Limoeiro	1958	2	32	15
Mogi-Guaçu	1994	2	7	4
Total		32	2,651	1,275

(*)Unaudited financial statements.

2. Presentation of Interim Financial Statements

The accompanying interim financial statements of the Company and its subsidiary were prepared in accordance with Brazilian accounting practices, emanating from Brazilian corporation law, supplementary regulations of the Brazilian Securities Commission (CVM), and applicable rules established by the concession authority for electric power utility concessionaires.

The Company prepares consolidated interim financial statements which include quarterly information of its subsidiary AES Minas PCH Ltda. The principal criteria in consolidation involve elimination of the following:

- Balances of intercompany assets and liabilities, in addition to income and expenses resulting from intercompany transactions.
- Interest in the subsidiary's capital and results of operations for the year.

3. Summary of Significant Accounting Practices

a) Specific utility accounting practices

Financial charges and inflation effects - in accordance with the provisions set forth in Accounting Instruction No. 6.3.10 of the Accounting Manual for Electric Energy Utilities, interest and other financial charges, including the effects of monetary and exchange variations, related to third-party financing effectively applied to construction in progress, are recorded in this subgroup as cost.

Indirect costs of construction in progress - a portion of central management expenses is allocated to construction in progress. This allocation is recorded on a monthly basis based on the costs of direct personnel and outsourced labor related to projects in progress.

Recording of electric energy purchase and sale transactions on the Electric Energy Trade Chamber – CCEE (former Electric Energy Wholesale Market – MAE) (spot market and free energy) - purchases and sales are recorded on the accrual basis based on the information provided by the CCEE, entity in charge of determining the purchase and sale transactions carried out within its scope. For the months in which such information is not provided on a timely basis, the amounts are estimated by Management, based on information available in the market.

3. Summary of Significant Accounting Practices (Continued)

b) General accounting practices

Short-term investments - stated at cost plus income earned through the balance sheet date, not exceeding market value.

Receivables from distributors - include billed amounts related to electricity supplied, free energy, in accordance with Law No. 10428, of April 26, 2002, and spot-market energy balance, recorded on the accrual basis.

Allowance for doubtful accounts – when applicable, is set up based on estimate of possible losses that may occur upon realization of such credits.

Inventories - stated at average acquisition cost. Materials for construction are classified as construction in progress.

Investment - in the subsidiary is accounted for under the equity method. Other investments are stated at cost, not exceeding realization values.

Property, plant and equipment - carried at acquisition or construction cost. Depreciation is computed using the straight-line method by asset category at the following annual rates: generation system assets - 2.0% to 8.3%, furniture and fixtures - 10%, and vehicles - 20%.

Deferred charges – are mainly represented by costs incurred with the construction of pillar protection for bridges and waterway channels, resulting from commitments assumed upon takeover of the Company in the privatization process. Such amounts are being amortized over the remaining term of the concession agreement (24 years).

Loans and financings - monetarily adjusted through the balance sheet date at the index stipulated by each contract. Monetary variations, interest and other charges are allocated to financial expenses.

Reserve for contingencies and litigation - recognized based on the risk of loss of the legal actions pending judgment against the Company, supported by reports prepared by the Company's legal counsel.

Supplementary retirement and pension plan - costs, contributions and the actuarial liability are shown, at the balance sheet date, by independent actuaries, following the criteria established by CVM Resolution No. 371, applicable starting December 31, 2001.

3. Summary of Significant Accounting Practices (Continued)

b) General accounting practices (Continued)

Income and social contribution taxes - calculated based on adjusted taxable income, as per current tax laws. For enforceability purposes, tax loss carryforwards can be offset up to an annual limit of 30% of taxable income. The Company recognizes tax credits on tax loss carryforwards and temporarily nondeductible provisions.

Earnings and dividends per share - calculated based on the number of shares outstanding at the balance sheet date.

Use of estimates - the preparation of the financial statements according to the accounting practices adopted in Brazil requires that the Company's management make estimates for the recording of certain transactions that affect assets and liabilities, revenues and expenses, in addition to the disclosure of information on the financial statements data. The final results of those transactions and information, upon their effective realization in subsequent periods, may differ from said estimates.

4. Short-term Investments – Company and Consolidated

At March 31, 2006, short-term investments, Company and Consolidated, have maturities of less than 90 days, with daily liquidity; 89% earn approximately 100% of Interbank Deposit Rates - CDI and the remaining 11% earn the average exchange rate change.

During 2004, the amount of R$ 20,543 was reclassified to other noncurrent credits. Such reclassification was made as a result of the intervention at Banco Santos by the Central Bank of Brazil. In the first quarter of 2005, based on expectation of realization, Company Management decided to set up provision of 100% of the invested amount. The Company also had investment amounting to R$ 15,000 related to Bank Deposit Certificates – CDB of Banco Santos, invested through an exclusive financial investment fund that was fully written off in 2004.

5. Accounts Receivable from Distributors

	Company and Consolidated	
	3/31/2006	12/31/2005
	R$	R$
Initial contracts: (a)		
Elektro Eletricidade e Serviços S.A.	-	4,555
Bandeirante Energia S.A.	-	2,854
Companhia Piratininga de Força e Luz	**8,922**	11,317
Companhia Paulista de Força e Luz	**7,158**	12,100
Empresa Elétrica Bragantina S.A.	-	1,270
Companhia Nacional de Energia Elétrica S.A.	**562**	1,507
Subtotal	**16,642**	33,603
Spot market (b)	**10,093**	714
Subtotal	**10,093**	714
Free energy – short-term portion (c)	**26,414**	33,213
Total	**53,149**	67,530
Free energy – long-term portion (c)	**25,125**	26,287

a) Initial contract purchase and sale volumes and tariffs were determined and authorized by ANEEL.

b) Spot market accounts receivable include amounts resulting from transactions carried out in the CCEE, and will be offset against the spot market accounts payable balances upon monthly settlement of the CCEE.

c) Collection of accounts receivable from distributors related to free energy will occur by means of reimbursement proportionally to the collection by these companies of the extraordinary tariff increase granted to provide funds to reimburse free energy. This began in February 2003 and the Company had received R$ 106,653 until March 31, 2006 (R$ 97,397 up to December 31, 2005).

At March 31, 2006, Company management recorded a provision for realization of free energy receivable in the amount of R$63,467 (R$58,289 at December 31, 2005), based on a study prepared to determine recoverability of the free energy balance receivable within the term determined by ANEEL for distributors to invoice the RTE, and refund generating companies. The balance of this provision will be reviewed in the future based on the result of a public survey that is being conducted by ANEEL to allow RTE recovery from captive consumers at the time of electric energy rationing and that became free consumers.

5. Accounts Receivable from Distributors (Continued)

Breakdown of the balance of accounts receivable from electric energy distributors referring to free energy pass over is as follows:

Concessionaire	3/31/2006 R$	12/31/2005 R$
COELBA	**6,001**	6,185
CEPISA	**1,331**	1,336
COELCE	**3,762**	3,846
ELEKTRO	**2,711**	3,198
ELETRONORTE	**11,513**	11,057
PIRATININGA	**3,989**	4,233
CPFL	**10,448**	10,725
CELPE	**4,391**	4,624
CHESF	**1,453**	1,758
COSERN	**2,071**	2,069
CEB	**2,085**	2,099
LIGHT	**14,355**	14,717
CAIUÁ	**636**	622
EEVP	**58**	56
EEB	**-**	25
CELPA	**1,507**	1,753
CEMAT	**102**	102
CNEE	**82**	106
CJE	**28**	27
CSPE	**179**	182
CLFSC	**204**	234
ESCELSA	**3,903**	3,942
CENF	**66**	69
SAELPA	**1,350**	1,439
ENERGIPE	**-**	-
CELB	**362**	370
CAT-LEO	**32**	32
BANDEIRANTE	**5,145**	5,411
ENERSUL	**1,402**	1,515
CERJ	**4,960**	5,186
CELG	**785**	1,267
CEMIG	**19,886**	22,030
CESP	**687**	742
CEAL	**424**	707
CEMAR	**248**	242
Subtotal	**106,156**	111,906
Provision for realization of assets	**(54,617)**	(52,406)
Total	**51,539**	59,500

6. Transactions with Related Parties

Relate to supply of electric power to the companies below:

	Company		Consolidated	
	3/31/2006	12/31/2005	3/31/2006	12/31/2005
	R$	R$	R$	R$
Current assets:				
Accounts receivable from related parties:				
Eletropaulo Metropolitana:				
Power purchase agreement (a)	-	12,378	-	12,378
Bilateral contract (b)	**174,295**	122,605	**174,295**	122,605
Free energy	**6,170**	6,170	**6,170**	6,170
Total	**180,465**	141,153	**180,465**	141,153
Noncurrwent assets:				
Accounts receivable from related parties:				
Eletropaulo Metropolitana:				
Free energy	**3,240**	4,535	**3,240**	4,535
Total	**3,240**	4,535	**3,240**	4,535
Transactions:	**3/31/2006**	**3/31/2005**	**3/31/2006**	**3/31/2005**
Operating income:				
Eletropaulo Metropolitana:				
Power purchase agreement (a)	-	17,750	-	17,750
Bilateral contract (b)	**365,618**	232,734	**365,618**	232,734
Total	**365,618**	250,484	**365,618**	250,484
Operating expense:				
AES Minas PCH Ltda.	-	62	-	-

a) Purchase and sale tariffs and volumes of power purchase agreements were determined and authorized by ANEEL.

b) In December 2000, the Company signed an agreement to buy and sell electric energy with Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (Eletropaulo), for a 15-year period, in order to sell the reduction of 25% per year in the Company's power purchase agreement volumes, beginning in 2003 so that as from 2006 all the current production will be sold to Eletropaulo. For 2006, the average volume under the referred to agreement is 1,268 MW (2005 – 948 MW average) and the price, at March 31, 2006, is R$ 132.73 MWh (December 31, 2005 – R$ 132.73 per MWh). This contract was approved by the National Electric Energy Agency - ANEEL. In October 2003, Tietê and Eletropaulo executed an amendment to this agreement extending the maturity date to June 2028. However, this amendment has not been approved by ANEEL.

7. Income and Social Contribution Taxes

	Company and Consolidated			
	Assets		Liabilities	
	3/31/2006	12/31/2005	3/31/2006	12/31/2005
	R$	R$	R$	R$
Current				
Income and social contribution taxes - tax loss carryforward	-	-	-	-
Deferred income and social contribution taxes – temporary differences	**4,387**	1,128	-	-
Recoverable income tax and social contribution	**17,671**	1,539	-	-
Income and social contribution taxes payable	-	-	**80,379**	132,802
PIS/Cofins – payable	-	-	**13,121**	10,117
Other	**225**	182	**98**	148
Total – company	**22,283**	2,849	**93,598**	143,067
AES Minas PCH Ltda.	-	-	**174**	148
Total – consolidated	**22,283**	2,849	**93,772**	143,215
Noncurrent				
Deferred income and social contribution taxes – temporary differences	**40,651**	38,857	-	-
Total – company and consolidated	**40,651**	38,857	-	-

a) Deferred taxes relate to tax credits that can be offset against future taxable income, calculated on temporarily nondeductible provisions and tax loss carryforwards. At March 31, 2006, deferred taxes by origin are as follows:

	Company and Consolidated	
	3/31/2006	12/31/2005
Assets	R$	R$
Current:		
Reserve for profit sharing	**813**	802
Other provisions	**3,574**	326
Total current assets	**4,387**	1,128
Noncurrent:		
Reserve for tax contingencies	**7,053**	7,053
Reserve for labor contingencies	**2,199**	2,249
Reserve for losses on assets	**31,399**	29,555
Total noncurrent assets	**40,651**	38,857
Total	**45,038**	39,985

7. Income and Social Contribution Taxes (Continued)

b) The balance of tax credits recorded by the Company at March 31, 2006, comprise temporary differences identified in the determination of income and social contribution taxes as well as taxes recoverable. Realization of temporary differences is based on expected realization thereof by management. The estimate of realization of taxes recoverable was defined based on Administrative Rule No. 2.103/2003 -SFF/ANEEL (See Note 8).

	Company – 3/31/2006		
	Deferred income and social contribution taxes	Taxes recoverable	Total
	R$	R$ (*)	R$
2006	4,387	9,218	13,605
2007	40,651	11,758	52,409
2008	-	11,145	11,145
2009	-	10,556	10,556
2010	-	10,042	10,042
2011	-	9,577	9,577
2012 to 2029	-	96,569	96,569
Total	45,038	158,865	203,903

(*) See Note 8.

The assumptions used to prepare the estimates of realization of tax credits were based on management's expectations related to the future of the Company and should not be used as a base for decisions on investments.

7. Income and Social Contribution Taxes (Continued)

c) Income and social contribution taxes are calculated based on the rates in effect at the balance sheet date. Deferred taxes relating to temporary differences and tax loss carryforwards are recorded in balance sheet accounts. Following are the tax bases and balances:

	Consolidated			
	3/31/2006		**3/31/2005**	
	IRPJ	**CSLL**	**IRPJ**	**CSLL**
	R$	**R$**	**R$**	**R$**
Composition of taxes on income:				
Current	**(59,129)**	**(21,300)**	(29,221)	(10,464)
Deferred	**1,457**	**523**	(7,752)	(2,791)
Total taxes	**(57,672)**	**(20,777)**	(36,973)	(13,255)
Computation of taxes:				
Income before taxes	**231,338**	**231,338**	147,365	147,365
Additions (exclusions):				
Interest on stockholders' equity – TJLP	**(606)**	**(485)**	527	(87)
Subtotal	**(606)**	**(485)**	527	(87)
Tax base	**230,732**	**230,853**	147,892	147,278
Statutory rate	**25%**	**9%**	25%	9%
Taxes	**(57,682)**	**(20,777)**	(36,973)	(13,255)
Tax incentives	**10**	**-**	-	-
Tax expenses	**(57,672)**	**(20,777)**	(36,973)	(13,255)

d) Components of deferred income and social contribution tax expenses for the year ended March 31, 2006:

	Company and Consolidated		
	IRPJ	**CSLL**	**Total**
	R$	**R$**	**R$**
Changes in the balances of deferred taxes and contributions:			
Temporary differences – provisions	3,717	1,336	5,053
Subtotal	3,717	1,336	5,053
Tax benefit-amortization of premium (Note 8)	(2,260)	(813)	(3,073)
Total	1,457	523	1,980

8. Recoverable Taxes – Current and Noncurrent

Relate to tax credits resulting from the incorporation of the controlling company's premium by the Company. Changes in the balances for the year are as follows:

	Company and Consolidated			
	3/31/2005			12/31/2005
	Premium	Provision	Net	Net
	R$	R$	R$	R$
Balances originating from the takeover	**808,303**	**(541,563)**	**266,740**	266,740
Accumulated amortization	**(323,103)**	**215,228**	**(107,875)**	(104,802)
Balances at end of year	**485,200**	**(326,335)**	**158,865**	161,938
Current			**12,157**	12,290
Noncurrent			**146,708**	149,648

The premium incorporated by Tietê, as a result of the takeover of its controlling company, AES Gás Ltda., was based on expected future earnings and, until December 31, 2003, was being amortized over a period of ten years not based on the straight-line method, in accordance with the future earnings projection provided by an external consulting firm at the time of acquisition of the shares by the Tietê.

On December 16, 2003, ANEEL issued Administrative Rule SFF/ANEEL No. 2103/2003, establishing the premium amortization curve up to the end of the concession period scheduled for 2029, with amortization rates ranging from 1.4096% to 6.7052% per year. On January 16, 2004, ANEEL issued Administrative Rule SFF/ANEEL No. 87/2004, complementing Administrative Rule No. 2103 and establishing that the effects of the new curve are applicable starting from 2004 on. Therefore, no retroactive adjustments are required.

On January 13, 2004, the CVM issued Administrative Rule CVM/SEP/GEA-1 No. 12/04, informing that: (i) the change in the classification for fixed assets can be accepted, as it does not modify the essence of the operation and aligns the procedure with the requirements of the regulatory agencies, (ii) the change in the amortization period does not modify the essence of the operation, maintaining the controlling stockholders' right unchanged, as provided for in article 7 of CVM Ruling No. 319/99, and (iii) adjustments retroactive to prior years in which the Company believes that its criterion is correct should not be applied.

8. Recoverable Taxes – Current and Noncurrent (Continued)

Effective January 2004, the period for premium amortization and use of the respective tax credit started being recorded following the new curve established by ANEEL (change of estimate) as approved by the Extraordinary Stockholders' Meeting held on April 27, 2004.

In accordance with CVM Instruction No. 349, for financial statement purposes, the net amount of the tax benefit previously described is included under the caption "Recoverable taxes" in current and noncurrent assets, according to the expected realization period. As the amortization of the premium, the provision and the respective tax benefit did not impact results for the period, such amounts were reclassified to income and social contribution tax expense in the statement of operations for reporting purposes.

As permitted by CVM Instruction No. 319, a special takeover premium reserve in the Company's stockholders' equity will be used to increase the capital stock of the controlling stockholder, AES Tietê Empreendimentos S.A., as the tax benefit is realized. Until March 31, 2006, the tax benefit generated and recorded was R$ 107,875 (R$ 104,802 until December 31, 2005), of which R$ 88,045 until December 31, 2005 has been effectively realized and can be used for a capital increase. During meeting of the Company's Board of Directors held on February 25, 2005, capital increase in the amount of R$ 59,811, related to tax benefit realized until December 31, 2003, was unanimously approved.

9. Investments

	Company		Consolidated	
	3/31/2006	12/31/2005	3/31/2006	12/31/2005
	R$	R$	R$	R$
Investment in subsidiary	**6,253**	6,044	**-**	-
Advance for future capital increase	**1,210**	1,210	**-**	-
Real estate held for future use	**2,099**	2,099	**2,099**	2,099
Total	**9,562**	9,353	**2,099**	2,099

AES Minas PCH Ltda. is an operating company with a concession giving it the right to operate small hydroelectric plants. In March 2002, the Company purchased the total capital shares of AES Minas PCH Ltda. for R$ 6,490 and in October 2003 the Company increased the subsidiary's capital by R$ 873, with the subscription of 873,000 new units of interest.

9. Investments (Continued)

Information on the investment in subsidiary accounted for under the equity method:

	3/31/2006	12/31/2005
Number of units of interest held	**7,363,000**	7,363,000
Ownership interest	**99.99%**	99.99%
Capital stock - R$	**7,363**	7,363
Stockholders' equity - R$	**6,253**	6,244
Net income for the year - R$	**209**	487

10. Property, Plant and Equipment

a) Property, plant and equipment comprise the following:

	Company and Consolidated				Company and Consolidated
	3/31/2006				12/31/2005
	Monetarily adjusted cost	Interest on construction in progress	Accumulated depreciation	Net	Net
	R$	R$	R$	R$	R$
Average annual depreciation rate				**2.35%**	2.35%
Intangible assets	**3,006**	**1**	**(2,358)**	**649**	2,962
Land	**87,329**	**63,727**	**-**	**151,056**	151,056
Reservoirs, dams and aqueducts	**986,141**	**729,057**	**(997,437)**	**717,761**	725,659
Buildings, construction and improvements	**203,476**	**159,432**	**(252,919)**	**109,989**	111,889
Machinery and equipment	**347,702**	**267,256**	**(400,921)**	**214,037**	220,476
Vehicles	**2,882**	**-**	**(1,620)**	**1,262**	876
Furniture and fixtures	**12,548**	**-**	**(4,925)**	**7,623**	6,626
In operation	**1,643,084**	**1,219,473**	**(1,660,180)**	**1,202,377**	1,219,544
In progress	**29,284**	**-**	**-**	**29,284**	25,353
Special obligations	**(4,781)**	**-**	**-**	**(4,781)**	(4,781)
Total – Company	**1,667,587**	**1,219,473**	**(1,660,180)**	**1,226,880**	1,240,116
AES Minas PCH Ltda.:					
In operation	**5,258**	**-**	**(345)**	**4,913**	4,812
In progress	**-**	**-**	**-**	**-**	-
Total – subsidiary	**5,258**	**-**	**(345)**	**4,913**	4,812
Total – consolidated	**1,672,845**	**1,219,473**	**(1,660,525)**	**1,231,793**	1,244,928

10. **Property, Plant and Equipment** (Continued)

b) Depreciation

The Company uses depreciation rates by asset category, established by ANEEL Resolutions No. 002/97 and No. 44/99, of December 24, 1997 and March 18, 1999, respectively.

Under the prevailing legislation, depreciation is computed and recorded beginning on the date the assets and installations are placed in operation and transferred to property, plant and equipment in service.

c) Assets linked to the concession

Assets and installations used in the generation, transmission and distribution of electric energy are linked to these services and cannot be retired, sold, given or pledged as mortgage guarantees without the prior and express authorization of the competent authorities.

d) Return of assets to government

According to item 2, clause 11, of concession agreement No. 92/99 between Tietê and ANEEL on December 20, 1999, when the concession agreement expires, assets and installations associated with the independent power generation will revert to the government, which will reimburse Tietê for investments made but not yet amortized, provided such investments have been authorized and audited by ANEEL.

e) Special obligations (original amount from the CESP spin-off)

Refer to contributions from consumers to finance projects required to meet energy demand. These obligations will be settled as determined by the concession authority.

11. Deferred Charges

	Company and Consolidated	
	3/31/06	12/31/05
	R$	R$
Pre-operating expenses (a)	**19,821**	19,821
(-) Accumulated amortization	**(1,662)**	(1,507)
Other (b)	**3,716**	3,635
Total – Company	**21,875**	21,949
AES Minas PCH Ltda.	**1,033**	1,033
Total – Consolidated	**22,908**	22,982

(a) Pre-operating expenses are mainly represented by costs incurred with the construction of pillar protection for bridges and waterway channels. Such amounts are being amortized over the remaining term of the concession agreement.

(b) Refer mainly to the water potential exploration project named PCH Carrapatos, located in the municipality of Caconde, São Paulo, authorized by ANEEL Resolution No. 665, dated December 26, 2001. According to the schedule included in the Resolution, beginning of construction work and commercial start-up of the first unit was expected to occur on January 15, 2002 and October 31, 2003, respectively. Installed capacity of this PCH will be 21.6 MW. On June 10, 2005, a private project purchase and sale agreement was executed for sale of the PCH Carrapatos project in the amount of R$1,200. The definitive sale of this Project should take place in a maximum of 24 months as from the agreement signature date, and may be extended with agreement between the parties. In order for the sale process to be concluded, the purchaser must obtain the Installation License with the São Paulo State Environment Secretariat, within the scope of the Project´s environmental licensing procedures.

12. Suppliers

Suppliers breakdown is as follows:

	Company and Consolidated	
	3/31/2006	12/31/2005
	R$	R$
Current:		
Reserve for spot market and free energy (*)	**37,685**	42,606
Transmission charges	**152**	152
Use of transmission system agreement - CUST	**8,208**	6,162
Materials and services	**1,968**	8,046
Total – Company	**48,013**	56,966
AES Minas PCH Ltda.	**86**	33
Total – Consolidated	**48,099**	56,999
Noncurrent:		
Reserve for spot market and free energy (*)	**37,469**	38,954

(*) See Note 20.

13. Loans and Financings

Loans and financing are composed as follows:

	Company and Consolidated			
	3/31/2006			
	Charges	Principal amount		
	Current	Current	Noncurrent	Total
	R$	R$	R$	R$
Centrais Elétricas Brasileiras - Eletrobrás	**5,953**	**143,276**	**1,281,520**	**1,430,749**

	Company and Consolidated			
	12/31/2005			
	Charges	Principal amount		
	Current	Current	Noncurrent	Current
	R$	R$	R$	R$
Centrais Elétricas Brasileiras - Eletrobrás	6,095	138,863	1,309,559	1,454,517

Contract entered into between Tietê and Eletrobrás, resulting from the CESP spin-off. The balance is updated by the General Market Price Index (IGP-M) variation plus interest of 10% per year, amortized on a monthly basis, with final payment due on May 15, 2013.

The contract between Tietê and Eletrobrás stipulates that the Company's revenue shall secure past-due amounts, through a restricted bank account, subject to withdrawal by legal representatives of the creditor.

13. Loans and Financings (Continued)

At March 31, 2006, maturities of the noncurrent portion of loans and financing are as follows:

	Company and Consolidated
	2006
	R$
2007	154,352
2008	170,514
2009	188,369
2010	208,094
2011	229,884
After 2011	330,307
Total	1,281,520

14. Accrued Liabilities

	Company and Consolidated	
	3/31/2006	12/31/2005
	R$	R$
Current:		
Interest on reversal	23	23
Reserve for vacation pay and related charges	3,403	3,268
Reserve for profit sharing	2,391	2,360
Reserve for research and development	10,515	1,891
Other provisions	923	924
Total – Company and Consolidated	17,255	8,466

15. Reserve for Litigations and Contingencies

	Company and Consolidated	
	3/31/2006	12/31/2005
	R$	R$
Current		
Reserve for loss - electricity purchased from Itaipu (c)	**12,593**	14,803
Total – Company	**12,593**	14,803
AES Minas PCH Ltda.	**87**	133
Total – Consolidated	**12,680**	14,936
Noncurrent		
Labor (a)	**6,468**	6,615
PIS/Cofins (b)	**28,211**	28,211
Total – Company and consolidated	**34,679**	34,826

a) There are labor claims against the Company, the amounts of which have not yet been determined. Based on legal counsel's opinion, management considers the accrued amounts to be sufficient to cover potential losses.

b) The Company challenged in court the constitutionality of the increase in the Cofins rate from 2% to 3%, introduced by Law No. 9718, of November 27, 1998. In September 2003, the Company filed a request for withdrawing the claim, in light of unfavorable rulings in lawsuits of the same nature. The request for withdrawal was denied. In view of the referred to decision, the Company filed a Special Appeal, which was dismissed in August 2005. As such, the Company decided to recalculate the liabilities balance to include the increase in the Cofins rate, from 2% to 3%, charged against the escrow deposit account in noncurrent assets. The Company filed appeals to the High Court of Justice and to the Supreme Court and is expecting the decisions on such appeals.

The Company is still challenging the inclusion of other operating income in the tax calculation base for both Cofins and PIS. Until a final ruling on the matter, the payments under dispute are deposited in an escrow account on a monthly basis. With the enactment of Law No. 10637, of December 30, 2002, the Company is making normal payments of the amounts related to the inclusion of other operating income in the computation basis of PIS and the increase in the Cofins rate.

15. Reserve for Litigations and Contingencies (Continued)

c) On January 23, 2003, a court injunction was obtained giving the Company the right not to purchase the electric energy from Itaipu. This court injunction was suspended on September 26, 2003 and re-established on September 30, 2003. On October 1, 2004, the High Court of Justice suspended the court injunction. On October 5, 2004, the Company filed a special appeal against such decision. Based on this special appeal, the non-retroactive effect of the decision was established, that is, the suspension of the court injunction would only be valid in the future. Thus, the effects of the previously granted preliminary injunction were maintained for the period from January 2003 to September 2004. Taking into consideration that this process is still pending, management decided to maintain the reserve for losses, until the final outcome of this process.

In December 2004, ANEEL issued Technical Specification changing the distribution of Itaipu quotas for 2005, as from January 2005. The quota distribution is now made only among the distribution concessionaires, in other words, as the Company is a generating concessionaire, it is no longer an Itaipu stockholder.

ANEEL issued the Assessment Notice No. 06/2002, dated December 22, 2002, in the amount of R$ 7,391, challenging the Company's capital reduction in the amount of R$ 160,000 on June 14, 2002. Management presented an administrative defense to ANEEL and considers, based on the opinion of its legal counsel, that the outcome of this administrative proceeding will be favorable to the Company. Consequently, management decided not to recognize an accrual related to this process.

16. Capital Stock and Reserves

a) Capital stock

Authorized capital is R$ 4,600,000, consisting of R$ 2,383,260 in common shares and R$ 2,216,740 in preferred shares. Paid-up capital at March 31, 2006 amounts to R$ 207,227 (R$ 207,227 at December 31, 2005), and is represented by 95,313,373 thousand shares (95,313,373 thousand shares at December 31, 2005), divided into 49,365,303 thousand common shares and 45,948,070 thousand preferred shares, all registered, without par value.

16. Capital Stock and Reserves (Continued)

a) Capital stock (Continued)

Preferred shares do not have voting rights and are not redeemable. However, holders of the preferred stock have priority in the reimbursement of capital and are entitled to non-cumulative dividends 10% greater than those for common shares, and to participate in capital increases, as a result of the capitalization of reserves and profits, under the same conditions as the holders of common shares, except for the special reserve for premium, which will be capitalized in favor of the controlling stockholder (see Note 8).

b) Reserves

	Company	
	3/31/2006	12/31/2005
Breakdown of the reserves:	R$	R$
Capital reserves		
Special reserve for premium upon merger	**206,929**	206,929
Interest on construction in progress – own capital	**17,613**	17,613
Other	**2,204**	2,204
	226,746	226,746
Income reserve		
Legal reserve	**41,446**	41,446

17. Supply, Purchase and Transmission of Electric Energy

	Company and Consolidated			
	3/31/2006		3/31/2005	
	MWh (*)	R$	MWh (*)	R$
Electricity generated by Company /other:				
Power purchase agreements	-	-	696,357	53,418
Bilateral contracts	**2,754,601**	**365,618**	1,979,198	232,734
Free energy and spot market	-	**16,714**	-	11,212
Total – Company	**2,754,601**	**382,332**	2,675,555	297,364
AES Minas PCH Ltda.	-	**1,593**	-	11
Total – Consolidated	**2,754,601**	**383,925**	2,675,555	297,375
Electricity purchased:				
Bilateral contracts	**87,924**	**5,770**	214,808	7,168
Free energy and spot market	-	**(144)**	-	62
Transmission charges	-	**18,481**	-	11,672
Connection charges	-	**341**	-	161
Total – Company	**87,924**	**24,448**	214,808	19,063
AES Minas PCH Ltda. – eliminated	-	**(26)**	-	(62)
Total – Consolidated	**87,924**	**24,422**	214,808	19,001

(*) Not reviewed by independent auditors.

17. Supply, Purchase and Transmission of Electric Energy (Continued)

a) As a result of the increase in the rate of PIS/COFINS for long-term contracts, as established in the Brazilian IRS Ruling No. 468/04, during the period from December 2004 to August 2005 the Company issued an invoice against Eletropaulo in the amount of R$ 51,083. Considering the negotiation to receive such amount, a provision corresponding to 100% of it was set up. After negotiations were concluded, the provision was reversed and revenues in such amount were recorded. On September 30, 2005, said amount was fully paid.

b) Up to January 23, 2003, the Company acquired an average of 36 MW per month from Itaipu, in order to supply certain distribution companies. This transaction was not considered as a "pass-through" purchase; consequently, the Company was obliged to purchase the electric energy from Itaipu with a tariff denominated in U.S. dollars, and sell to the distribution companies with a tariff denominated in Brazilian reais. This transaction generated a monthly loss of approximately R$ 570. The Company has a provision for losses on the sale of energy purchased from Itaipu in the amount of R$ 12,593.

18. Supplementary Retirement and Pension Plan

Retirement and pension benefits

Tietê sponsors a retirement and pension plan for its active and former employees, and their beneficiaries, for the purpose of supplementing the retirement and pension benefits provided by the government. The plan is a mixed system, i.e., 70% is defined benefit and 30% is defined contribution.

Based on the actuarial valuation made by independent actuaries at December 31, 2005 under the criteria set forth in CVM Resolution No. 371, there are no additional liabilities to be recorded on Tietê's balance sheet date, other than those already recorded under debt acknowledgements or loans related to reserve retention, the contracts of which were signed before the privatization of the Company; the related amounts are detailed under "Financial transactions with Fundação CESP".

18. Supplementary Retirement and Pension Plan (Continued)

Actuarial valuation prepared by independent actuaries

a) *Actuarial assumptions*

	Rate	
	Real	**Nominal**
Economic assumptions:		
Discount rate	8.50% p.a.	12.84% p.a.
Expected rate of return on plan assets (investments)	8.30% p.a.	12.63% p.a.
Future salary increases	3% p.a.	7.12% p.a.
Rates of increases in benefits	0% p.a.	4% p.a.
Expected rate of inflation	4% p.a.	4% p.a.
Demographic assumptions:		
Mortality table	UP 94 forward 2 years	
Disability table	Mercer Table	
Disability mortality rate	IAPB 57	
Turnover	0,30 (Service + 1)	
Actuarial valuation method	Projected credit unit method	

b) *Actuarial valuation at December 31, 2005*

	Company and Consolidated	
	2005 R$	**2004 R$**
Present value of actuarial obligations	**111,976**	111,834
Plan assets at fair value	**(124,586)**	(112,535)
Unfunded obligation	**(12,610)**	(701)
Actuarial gain (loss) not recognized (*)	**(29,810)**	(25,856)
Liability recognized in the balance sheet	**17,200**	25,155

(*) These amounts are not recognized as assets by the Company due to a debt acknowledgement contract signed before the privatization of the former CESP.

c) *Accounting reconciliation of recognized liability (current and noncurrent)*

	Company and Consolidated	
	3/31/2006	**12/31/2005**
	R$	**R$**
Beginning balance	**17,200**	25,155
Expenses for the year	**3,699**	1,575
Contributions paid/debt amortizations	**(418)**	(9,530)
Ending balance	**20,481**	17,200

18. Supplementary Retirement and Pension Plan (Continued)

Retirement and pension benefits (Continued)

d) *Financial transactions with Fundação Cesp*

Financial transactions with Fundação CESP (entity that administers the pension plan), recorded in current and noncurrent liabilities, are summarized as follows:

	Company and Consolidated			**Company and Consolidated**		
	3/31/2006			**12/31/2005**		
	Current	**Non-current**	**Total**	**Current**	**Non-current**	**Total**
	R$	**R$**	**R$**	**R$**	**R$**	**R$**
Fundação Cesp III (1)	**949**	**19,532**	**20,481**	1,426	15,774	17,200
Total	**949**	**19,532**	**20,481**	1,426	15,774	17,200

(1) Contract for acknowledgement of debt to finance the actuarial deficit relating to the Settled Proportional Supplementary Benefit (BSPS), with final payment due on November 30, 2017. The balance of this contract is adjusted based on the higher of the actuarial cost increase or the general price index – internal availability (IGP-DI) plus interest of 6% per year.

19. Financial Instruments

The Company's operations consist of the generation, purchase and sale of electric energy to distribution companies. Most sales are made under "power purchase agreements", entered into prior to the privatization of the Company, and "bilateral contracts", fixing the quantity and price of electric energy. The power purchase agreements were terminated at December 31, 2005, in accordance with ruling regulations. The bilateral agreement with Eletropaulo provides for annual tariff adjustment based on the IGP-M. Potential differences between the quantity of energy generated and the sum of quantities sold under contracts (excess or shortage) are adjusted based on the market rules and settled in the spot market (CCEE). The principal market risk factors affecting the Company's business are summarized as follows:

a) Credit risk: sale of electricity under the bilateral agreement is secured by receivables from Eletropaulo, with the Company having the right to request that the bank accounts of its customers (distributors) be blocked until receivables are fully collected.

b) Price risk: the price of electricity sold under the bilateral contract (average price in 2006-R$132.73 per MWh and 2005-R$124.47 per MWh) is presently in line with the prices established by the regulatory authorities and are approved by ANEEL. As from 2006 all the current electric energy generation of Tietê is being sold to Eletropaulo. Potential excess or shortage of energy in relation to the quantities set forth in the bilateral contract will have its price determined in the CCEE.

c) Interest and index rate risk: the financial charges on the Company's principal loan correspond to interest of 10% per year plus the IGP-M variation. Consequently, the Company's operations are affected by the variation of this price index. The impact of the IGP-M on loans is minimized, partially, by the power purchase agreement annual tariff increase, which is also determined based on the IGP-M variation.

d) Exchange rate risk: a portion of the short-term investment balance is affected by the exchange rate market risk factor (US dollar).

19. Financial Instruments (Continued)

Financial instruments in the balance sheet

- Short-term investments consist of highly-liquid investment funds and are adjusted based on the value of these investment fund shares at March 31, 2006.

- Loans and financings refer to debt acknowledgment agreement signed between CESP and Centrais Elétricas Brasileiras – Eletrobrás, subject to the IGP-M plus interest of 10% per year, due on May 15, 2013. The related market value is estimated at R$ 1,479,262.

- Obligations to Fundação CESP relate to a loan agreement for reserve retentions with final maturity on November 30, 2005, adjusted by the higher of the TR index plus 8% per year or actuarial cost increases, and to a debt acknowledgement agreement to finance the actuarial deficit, with final payment due on November 30, 2017, subject to the higher of the TR index plus 8% per year or actuarial cost increases. The balance of this debt is R$ 20,481 at March 31, 2006 and its respective market value is estimated at R$ 14,899.

The measuring method used to calculate the market value of loans and obligations was the discounted cash flow, considering expected settlement of these liabilities at market rates prevailing on the balance sheet date.

20. Regulatory Matters

Overall Agreement for the Electric Energy Sector

On August 24, 2001, an Emergency Energy Rationing Plan was created by Provisional Measure No. 2198 in order to make energy demand become consistent with supply and avoid untimely or unplanned interruption in power supply. The average energy reduction estimated through this program was 20% in relation to consumptions in the months of May, June and July 2000. The energy rationing was effective from June 2001 through March 1, 2002, when the government considered the reservoir levels back to normal.

As a result of the mandatory energy rationing implemented by the Brazilian government, the electric power distribution and generating companies experienced a reduction in their revenues, since the physical structure or personnel of such companies could not be reduced in the same proportion as the consumption reduction estimated by the program. Therefore, fixed costs and financing charges were maintained, not supported by respective revenue.

20. Regulatory Matters (Continued)

In order to solve the issue, in December 2001, the Brazilian government and the electric utilities signed an Overall Agreement with the power distribution and generating companies to restore the financial-economic equilibrium under the existing contracts and recover revenues relating to the period the Energy Rationing Program was in effect (Emergency Plan).

The following are the principal resolutions approved by Law No. 10438, dated April 26, 2002, which are directly related to the generating companies:

a) The distribution companies to which the extraordinary rate adjustment applies shall pay to the generating companies, for the period of the Rationing Program, the amounts under the power purchase agreements and equivalent instruments, with a reduction in proportion to that applicable to the distribution companies. Such reduction was 2.3%. On August 13, 2002, ANEEL informed the Company that the reduction factor was changed from 2.3% to 6.3%.

b) The portion of the cost to purchase electric energy in the CCEE related to the repurchase of excess power under power purchase agreements and equivalent instruments, until the end of the energy rationing period, will be passed on to the consumers served by the National Interlinked Electric Energy System and collected by generating companies through the Extraordinary Tariff Increase (RTE). From March to December 2002, the generating companies purchased the excess power from distributors under power purchase agreements at R$ 79.26/MWh.

c) The portion of the cost to purchase electric energy in the CCEE (free energy), until the end of energy rationing, in excess of R$ 49.26/MWh, will be passed on to consumers served by the National Interlinked Electric Energy System and collected by generating companies through the RTE.

20. Regulatory Matters (Continued)

So as to avoid controversies related to the repurchase of excess power under power purchase agreements and equivalent instruments, including the Repurchase Agreement, expenses with the purchase of energy within the CCEE made until December 2002, in connection with the reduction in the generation of electric energy in the plants participating in the Energy Reallocation Mechanism - MRE and considered in power purchase agreements and equivalent instruments, were passed on to consumers served by the National Interlinked Electric Energy System. With respect to the application of Attachment V of power purchase agreements, electric power distributing and generating companies entered into, as essential requirement for obtaining ANEEL's approval to the amount related to the Extraordinary Tariff Increase of revenues during the rationing period, an amendment to power purchase agreements and equivalent instruments, as defined in an ANEEL Resolution, which included the substitutive formula to such Attachment V.

The mechanism adopted to collect amounts related to items (a), (b) and (c), named free energy, is the "Extraordinary Tariff Increase" (RTE), whereby distributing companies include in tariffs charged a surtax of 2.9% for residential consumers and 7.9% for the other consumers for a period established by ANEEL for tariff recovery. Electric power generating companies receive a portion of these amounts monthly through the Pass-Through Agreement. The amount collected monthly is passed on proportionally to generating companies as a reimbursement.

Free energy receivables and payables at March 31, 2005 are as follows:

	Number of approval instrument	Amount approved	Accumulated amount at 3.31.2006	Amortized amount at 3.31.2006	Provision for realization	Balance to be amortized at 3.31.2006
Receivables from resellers	Resolutions No. 01/04 and 45/04	143,298	87,772	(106,654)	(63,467)	60,949
Payables to suppliers	Resolutions No. 01/04 and 45/04	120,430	37,135	(88,871)	-	(68,694)
Net balance		22,868	50,637	(17,783)	(63,467)	(7,745)

20. Regulatory Matters (Continued)

On January 23, 2006, ANEEL issued Administrative Rule No. 074/2006-SFF/SRE/ANEEL to supplement the guidance for year end provided by Administrative Rule No. 2.212-SFF/SRE/ANEEL dated December 20, 2005. Among other provisions, this Rule changed the conditions to remunerate free energy traded in the CCEE in the period September 2000 to December 2002, established in article 6 of ANEEL Resolution No. 36, dated January 29, 2003. Resolution No. 36 established that updating of the amounts related to free energy should be applied after December 30, 2002 to 50% of the total amount and updating of the final balance would be made only upon financial settlement in the CCEE, corresponding to the period September 2000 to December 2002, fact which occurred on July 3, 2003. Under the Rule, this updating should be applied to 100% of the balance since the beginning date, namely December 31, 2002. The Company calculated the updating in accordance with the guidance provided by the Rule and recorded additional monetary updating at December 31, 2005 of R$ 14,126.

At March 31, 2006, Company management recorded a provision for realization of free energy accounts receivable in the amount of R$63,467, based on a study prepared to determine the recoverability of the free energy receivable balance within the term established by ANEEL for the distributors to bill the RTE, and refund generating companies. The balance of this provision will be reviewed based on the result of the public survey that is being conducted by ANEEL to allow recovery of the RTE from captive consumers at the time of rationing and which became free consumers.

20. Regulatory Matters (Continued)

Spot Market Energy - CCEE

At March 31, 2006, the balance of the resellers and/or suppliers account includes amounts referring to the sale of sport market electric energy, namely, receivables of R$ 10,093 (R$ 714 at December 31, 2005) and payables of R$ 6,460 (R$ 6,649 at December 31, 2005), based on calculations prepared and disclosed monthly by CCEE or based on the estimate prepared by Company management. Spot market and free energy amounts referring to sales in the period September 1, 2000 to December 31, 2002 may be subject to change depending on the outcome of the judicial proceedings pending judgment filed by certain companies in the sector, most of which related to construction of market rules in force. Such companies are not included in the rationing area, and obtained an injunction that considers as null and void ANEEL's Decision No. 288, dated May 16, 2002, which aimed at clarifying to companies operating in the sector the treatment and the way to apply certain CCEE accounting rules, included in the Overall Agreement for the Electric Energy Sector. The claim of these companies located in the Southern region includes, but is not limited to the sale of Itaipu's share in the Southeastern/Central-West region sub-markets, especially during the rationing period in 2001, when there was a significant difference in prices of the spot market energy between the two sub-markets.

Original amounts in the *sub judice* condition related to that period are as follows: (a) R$ 49,573 (sales); (b) R$ 281,549 (purchases and system service charges). Of this total, by December 31, 2003 the net amount receivable of R$ 111,546 was settled, and 96,5% of the remaining balance payable in the amount of R$ 120,430 was the object of an agreement with creditors in the CCEE, and has been amortized over up to 49 monthly and consecutive installments as from January 2004, plus SELIC variation and interest at the rate of 1% p.a.; 1.75% of such balance was settled until September 2005, and 1.75% is under negotiation.

21. Insurance

At March 31, 2006, insurance coverage is considered by management to be sufficient to cover any losses and civil liabilities, as under:

Risk	Validity		Insured	
	From	To	amount	Premium
Operating risks	04/01/06	04/01/07	977,580	7,596
Civil liability – Executive Board	02/15/06	02/15/07	32,153	103

22. Subsequent Event

On April 6, 2006, ANEEL issued Ratifying Resolution No. 313, establishing electric energy supply tariffs of Companhia Paulista de Força e Luz (CPFL). Article 8 of this Resolution established that the Company should refund the amount of R$6,049 to CPFL, referring to the increase in PIS/Cofins rate. This refund results from the fact that ANEEL has authorized the Company in 2005, to pass through the impacts of the increase in PIS and Cofins rates from 3.65% to 9.25% to CPFL. ANEEL justified this refund based on its construction of article No. 109, of Law No. 11196, dated November 21, 2005. Under ANEEL's interpretation, this provision allows maintenance of PIS and Cofins rates, under the cumulative regime, for electric energy contracts entered into before October 31, 2003, i.e. Company revenues from the electric energy purchase contracts should have, in this case, been taxed by PIS and COFINS at 0.65% and 3%, respectively.

Article 109 of Law No. 11196 establishes that price adjustment based on production cost or variation in index reflecting weighted variation of cost of inputs used shall not be considered for purposes of decharacterization of the pre-established price, provided for by article 10 of Law No. 10833. Thus, contracts containing price adjustment with these characteristics continue to be taxed by PIS and Cofins under the cumulative regime.

Based on the opinion of legal advisors, the Company considered that the electric energy sale contracts, for being adjusted on an annual basis by the IGP-M, did not fit into the exemption of article 109 of Law No. 11196, thus paid PIS and Cofins under the non-cumulative regime, for having considered that IGP-M does not reflect weighted variation of costs of inputs used in production.

22. Subsequent Event (Continued)

Considering that ANEEL's interpretation of article 109 of Law No. 11196 is not clearly expressed in this legal provision to ensure PIS and Cofins levy on revenues from electric energy sale contracts under the cumulative regime, Company management is evaluating applicable measures to be taken in relation to this matter.

The adventitious payment of refund of PIS and Cofins, on the terms established by ANEEL, may be fully offset against the amount of taxes overpaid in the period February 2004 to December 2005.

05.01 - MANAGEMENT COMMENTS ON PERFORMANCE FOR THE QUARTER

	Q106	Accumulated Mar/06	Q105	Accumulated Mar/05
IGP-M	0.70%	0.70%	1.55%	1.55%

As from 2006, AES Tietê S.A. ("AES Tietê" or "Company") has all of its energy ensured, contracted in the long term by means of a bilateral agreement for purchase and sale of electric energy signed with Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo") in 2000. During the first quarter of 2006, the bilateral agreement contributed with 95.5% of the calculated gross revenue.

AES Tietê gross revenue totaled R$ 382,827 in the first quarter of 2006, with a growth of 28.5% compared to the same period in 2005. Such growth is a result of a higher volume of energy sold by means of the bilateral agreement the price of which is higher than that of power purchase agreements, and of tariff readjustments during the last 12 months.

Gross revenue deductions totaled R$ 34,914 in the first quarter of 2006, 24.5% higher than in the same quarter of the previous year. Such increase results from higher volume of electric energy sold by means of the bilateral agreement.

Net revenue for the first quarter of 2006 amounted to R$ 347,913, showing a 29.0% growth in relation to the same period last year, as a result of tariff readjustments in the last twelve months and increase in the volume of energy sold by means of the bilateral agreement.

Operating costs increased by 14.9%, totaling R$ 93,449. The increase is a result of: (i) recording of deficit in the Private Pension Plan of Fundação Cesp due to updating of actuarial parameters, (ii) hiring of third party services, (iii) increase in purchased energy expenses, due to rise in transmission expenses resulting from a higher volume of sales by means of the bilateral agreement, (iv) recording of depreciation, referring to IT equipment that was not being depreciated.

As compared with the same period in 2005, there was lower IGP-M variation, which is the index by which the main debt of the Company is restated, as well as financial income increase due to an increase in financial investments, which made the Company present net financial expense in the quarter of R$ 23,411.

At the end of the 1st quarter of 2006, the balance of cash and cash equivalents was R$ 848,461. Out of the total balance of short-term investments, 89% is invested in financial investments with average remuneration of 100% of CDI and 11% earn foreign exchange variation. AES Tietê does not have bank loans. Its sole debt comprises a debt

05.01 - MANAGEMENT COMMENTS ON PERFORMANCE FOR THE QUARTER

acknowledgment to Eletrobrás inherited in the privatization process. This debt is subject to interest of 10% p.a. plus restatement by reference to IGP-M variation, and matures in 2013. At the end of Q106, the Company's gross debt totaled R$ 1,430,749.

Investments made by the Company during the first quarter of 2006 amounted to R$ 4,873, destined to readjustment of capacity and overhauling of the generating unit of the Bariri power plant, to reforestation projects and to waterways. Such investments were made with resources from the Company´s cash generation.

AES Tietê determined net income of R$ 152,888 in the first quarter of 2006, with an increase of 57.4% in relation to the same period in 2005. Net margin increased from 36.0% in the first quarter of 2005 to 43.9% in the first quarter of 2006.

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Reais)

1) Code	2) Description	3) 03/31/2006	4) 12/31/2005
1	Total assets	2.629.455	2.548.340
1.01	Current assets	1.129.082	1.030.541
1.01.01	Cash and short-term investments	849.531	795.246
1.01.01.01	Cash and banks	79.274	687
1.01.01.02	Short-term investments	770.257	794.559
1.01.02	Credits	233.614	208.683
1.01.02.01	Distributors	53.149	67.530
1.01.02.02	Related parties	180.465	141.153
1.01.03	Inventories	1.169	1.169
1.01.03.01	Storeroom materials	1.169	1.169
1.01.04	Other	44.768	25.443
1.01.04.01	Deferred income and social contribution taxes	22.283	2.849
1.01.04.02	Recoverable taxes	12.157	12.290
1.01.04.03	Other credits	9.767	8.238
1.01.04.04	Prepaid expenses	561	2.066
1.02	Noncurrent assets	243.573	247.790
1.02.01	Sundry credits	212.484	214.792
1.02.01.01	Deferred income and social contribution taxes	40.651	38.857
1.02.01.02	Recoverable taxes	146.708	149.648
1.02.01.03	Distributors	25.125	26.287
1.02.02	Related parties	3.240	4.535
1.02.02.01	Affiliates	3.240	4.535
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	27.849	28.463
1.02.03.01	Escrow and restricted deposits	27.640	27.640
1.02.03.02	Other credits	209	823
1.03	Permanent assets	1.256.800	1.270.009
1.03.01	Investments	2.099	2.099
1.03.01.01	Investments in affiliates	0	0
1.03.01.02	Investments in subsidiaries	0	0
1.03.01.03	Other investments	2.099	2.099
1.03.02	Property, plant and equipment	1.231.793	1.244.928
1.03.02.01	Fixed assets in service	1.202.509	1.219.575
1.03.02.02	Fixed assets in progress	29.284	25.353
1.03.03	Deferred charges	22.908	22.982

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (In thousands of Reais)

1) Code	2) Description	3) 03/31/2006	4) 12/31/2005
2	Total liabilities and stockholders' equity	2.629.455	2.548.340
2.01	Current liabilities	627.947	673.808
2.01.01	Loans and financing	149.229	144.958
2.01.01.01	Loans and financing	143.276	138.863
2.01.01.02	Debt charges	5.953	6.095
2.01.02	Debentures	0	0
2.01.03	Suppliers	48.099	56.999
2.01.04	Taxes, rates and contributions	93.772	143.215
2.01.05	Dividends payable	295.795	295.799
2.01.06	Provisions	30.929	24.359
2.01.06.01	Salaries and related charges	994	957
2.01.06.02	Accrued liabilities	17.255	8.466
2.01.06.03	Reserve for litigations and contingencies	12.680	14.936
2.01.07	Related parties	0	0
2.01.08	Other	10.123	8.478
2.01.08.01	Accounts payable to Fundação CESP	949	1.426
2.01.08.02	Consumer charges payable	9.174	7.052
2.02	Noncurrent liabilities	1.373.200	1.399.113
2.02.01	Loans and financing	1.301.052	1.325.333
2.02.01.01	Accounts payable to Fundação CESP	19.532	15.774
2.02.01.02	Loans and financing	1.281.520	1.309.559
2.02.02	Debentures	0	0
2.02.03	Reserves	34.679	34.826
2.02.03.01	Reserves for contingencies	34.679	34.826
2.02.04	Related parties	0	0
2.02.05	Other	37.469	38.954
2.02.05.01	Suppliers	37.469	38.954
2.03	Deferred income	0	0
2.04	Minority interest	0	0
2.05	Stockholders' equity	628.308	475.419
2.05.01	Paid-in capital	207.227	207.227
2.05.02	Capital reserves	226.746	226.746
2.05.02.01	Investment grants - CMC 90	2.204	2.204
2.05.02.02	Interest on construction in progress - own cap	17.613	17.613
2.05.02.03	Special premium reserve	206.929	206.929
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Affiliates/subsidiaries	0	0
2.05.04	Income reserve	41.446	41.446
2.05.04.01	Legal reserve	41.446	41.446
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profit reserve	0	0
2.05.04.05	Retained earnings	0	0

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (In thousands of Reais)

1) Code	2) Description	3) 03/31/2006	4) 12/31/2005
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other income reserves	0	0
2.05.05	Retained earnings/accumulated deficit	152.889	0

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

07.01 - CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Reais)

1) Code	2) Description	3) 01/01/2006 to 03/31/2006	4) 01/01/2006 to 03/31/2006	5) 01/01/2005 to 03/31/2005	6) 01/01/2005 to 03/31/2005
3.01	Gross revenues from sales and/or services	384.420	384.420	297.839	297.839
3.01.01	Supply and transmission of electric energy	383.925	383.925	297.375	297.375
3.01.02	Other revenue	495	495	464	464
3.02	Deductions	(35.260)	(35.260)	(28.046)	(28.046)
3.03	Net revenue from sales and/or services	349.160	349.160	269.793	269.793
3.04	Cost of goods sold and/or services rendered	(93.820)	(93.820)	(81.517)	(81.517)
3.04.01	Personnel	(12.288)	(12.288)	(6.892)	(6.892)
3.04.02	Material	(434)	(434)	(416)	(416)
3.04.03	Outsourced services	(6.828)	(6.828)	(5.301)	(5.301)
3.04.04	Compensation for use of water resources	(13.394)	(13.394)	(13.157)	(13.157)
3.04.05	Electricity purchased for resale	(24.422)	(24.422)	(19.001)	(19.001)
3.04.06	Depreciation and amortization	(18.372)	(18.372)	(15.994)	(15.994)
3.04.07	Operating provisions	(5.178)	(5.178)	(16.415)	(16.415)
3.04.08	Other expenses	(12.904)	(12.904)	(4.341)	(4.341)
3.05	Gross profit	255.340	255.340	188.276	188.276
3.06	Operating income/expenses	(23.400)	(23.400)	(41.407)	(41.407)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	(23.400)	(23.400)	(41.407)	(41.407)
3.06.03.01	Financial income	22.251	22.251	18.264	18.264
3.06.03.02	Financial expenses	(45.651)	(45.651)	(59.671)	(59.671)
3.06.03.02.01	Financial expenses	(39.833)	(39.833)	(39.197)	(39.197)
3.06.03.02.02	Monetary/exchange variations, net	(5.818)	(5.818)	(20.474)	(20.474)

01.01. - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

07.01 - CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands of Reais)

1) Code	2) Description	3) 01/01/2006 to 03/31/2006	4) 01/01/2006 to 03/31/2006	5) 01/01/2005 to 03/31/2005	6) 01/01/2005 to 03/31/2005
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity pickup	0	0	0	0
3.07	Operating income	231.940	231.940	146.869	146.869
3.08	Nonoperating result	(603)	(603)	496	496
3.08.01	Revenues	29	29	496	496
3.08.02	Expenses	(632)	(632)	0	0
3.09	Income before taxes/profit sharing s	231.337	231.337	147.365	147.365
3.10	Provision for income and social contribution taxes	(80.429)	(80.429)	(39.685)	(39.685)
3.10.01	Income tax	(59.129)	(59.129)	(29.221)	(29.221)
3.10.02	Social contribution tax	(21.300)	(21.300)	(10.464)	(10.464)
3.11	Deferred income tax	1.980	1.980	(10.543)	(10.543)
3.11.01	Deferred income tax	1.457	1.457	(7.752)	(7.752)
3.11.02	Deferred social contribution tax	523	523	(2.791)	(2.791)
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on stockholders' equity	0	0	0	0
3.14	Minority interest	0	0	0	0
3.15	Net income	152.888	152.888	97.137	97.137
	Number of shares, ex-treasury (thousand)	95.313.373	95.313.373	95.313.373	95.313.373
	Earnings per share	0,00160	0,00160	0,00102	0,00102
	Loss per share				

08.01 - MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER

See comments on the Company's performance.

17.01 - INDEPENDENT AUDITORS' REVIEW REPORT – CLEAN

INDEPENDENT AUDITORS' REVIEW REPORT

To the Stockholders and Board of Directors
AES Tietê S.A.
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of AES Tietê S.A. and subsidiary (Company and Consolidated), for the quarter ended March 31, 2006, consisting of the balance sheets, the related statements of operations, the performance report and related information, prepared in accordance with Brazilian accounting practices.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the Company's accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to above for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

São Paulo, April 17, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Aurivaldo Coimbra de Oliveira
Accountant CRC-1PE009428/O-4-S-SP

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - CNPJ
01835-0	AES TIETÊ S.A.	02.998.609/0001-27

CONTENTS

GROUP	CHART	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS DIRECTOR (BUSINESS ADDRESS)	1
01	04	GENERAL INFORMATION / INDEPENDENT AUDITORS	1
01	05	CURRENT BREAKDOWN OF PAID-IN CAPITAL	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	CORPORATIONS / PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS	2
01	08	DIVIDENDS / INTEREST APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS DIRECTOR	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY	5
03	01	STATEMENTS OF OPERATIONS	7
04	01	NOTES TO FINANCIAL STATEMENTS	9
05	01	MANAGEMENT COMMENTS ON PERFORMANCE FOR THE QUARTER	40
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	42
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY	43
07	01	CONSOLIDATED STATEMENTS OF OPERATIONS	45
08	01	MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER	47
17	01	INDEPENDENT AUDITORS' REVIEW REPORT	48

FREE TRANSLATION OF:

AES TIETÊ S.A.

CNPJ/MF Corporate Taxpayer ID no.: 02.998.609/0001-27
NIRE Trade Registration no.: 35.300.170.555
PUBLIC COMPANY

NOTICE TO SHAREHOLDERS

The Management of AES Tietê S.A. ("Company") informs the public that, in a Meeting of the Company's Board of Directors held on August 9, 2006, the Board of Directors approved the distribution of dividends in the amount of R$ 305,523,996.01 (three hundred and five million, five hundred twenty three, nine hundred ninety six reais and one cent), corresponding to 100% of the profit determined in the Company's Balance Sheet as of June 30, 2006, which is exempt from withholding tax, in accordance with the provisions of article 10 of Law 9249/95. The payment will be made to shareholders holding shares on August 17, 2006, while these shares can be negotiated *ex-dividend* from August 18, 2006, as follows:

1) Dividend with the value of R$ 3.058048 per lot of thousand common shares and R$ 3.363853 per lot of thousand non-voting shares.

2) Instructions for the crediting of dividends:

   2.1. Credits shall be made available to shareholders in the bank account given to Banco Itaú S.A. – Share Depository Institution, based on the above mentioned date for the commencement of the distribution of this entitlement.

   2.2. For Shareholders whose registration information does not contain the Individual/Corporate Taxpayer Number (CPF/CNPJ) or where no 'Bank/Branch/Current Account' has been indicated, dividends shall be credited after the third working day following the updating of their registration information in the electronic archives of Banco Itaú S.A., which can be done in any branch or through correspondence sent to the Superintendent of Company Services –Avenida Engenheiro Armando de Arruda Pereira 707 – 9th Floor, Torre Eudoro Villela, Jabaquara CEP 04344-902, São Paulo, (SP).

   2.3. Shareholders who use trustee custody shall have their dividends credited according to the procedures adopted by the Stock Exchange.

   2.4. The payment of dividends shall commence on August 29, 2006.

3) Service Centers - The Itaú branches listed below and the other branches authorized to render services to shareholders, during banking hours:

   São Paulo - Rua Boa Vista 180 – Lower ground floor
   Rio de Janeiro - Rua 7 de Setembro 99 – Lower ground floor
   Belo Horizonte - Av. João Pinheiro 195 – Mezzanine

Porto Alegre Rua - 7 de Setembro 746 – 1st floor
Curitiba - Rua João Negrão 65
Salvador - Av. Estados Unidos 50 – 2nd floor
Brasília - SCS Quadra 3 Ed. Dnª. Angela - Ground floor

São Paulo, August 9, 2006.

Original document signed by:

AES TIETÊ S.A.
Britaldo Pedrosa Soares
Director of Finance and Investor Relations


RECEIVED
2006 AUG 28 P 12:

FREE TRANSLATION OF:

AES TIETÊ S.A.

NIRE (Trade Registration Number): 35.300.170.555
CNPJ/MF (Corporate Taxpayer ID Number): 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON AUGUST 9, 2006

1. **DATE, TIME and LOCATION:** Held on August 9, 2006, at 11:30 a.m., at the Company's corporate headquarters at Rua Lourenço Marques, 158, 2nd floor, in the City of São Paulo, State of São Paulo, CEP 04547-100.

2. **ATTENDANCE AND CALL NOTICE:** The meeting was convened in accordance with the Corporate Bylaws, with the following Board members attending: Eduardo José Bernini, Andrés Ricardo Gluski Weilert, Britaldo Pedrosa Soares, Marcelo de Carvalho Lopes, Alexandre Cesar Innecco, Pedro Roberto Cauvilla, Peter Greiner, Charles Lenzi, Cyro Boccuzzi and Carlos Augusto Galvani Marchese. Also attending were Audit Committee member Ricardo Berer and Company representatives Juliana Rezende Penna de Zagottis and Mário Shinzato.

3. **PRESIDING OFFICERS:** Eduardo José Bernini presided and Silvia Maria Ribeiro Lopes served as secretary.

4. **AGENDA:** (i) review and analysis of the Company's Second Quarter 2006 Quarterly Report (ITR), including the balance sheet and financial statements; (ii) analysis of the Directors' proposal for distribution of dividends for profit reported on the Company's balance sheet dated June 30, 2006; and (iii) ratification of the "CDM Project Development Services Agreement" between the Company and Quality Tonnes, LLC.

5. RESOLUTIONS: A quorum was confirmed, the meeting duly convened, and the Agenda matters discussed and approved, unanimously and unconditionally:

5.1. Following presentation to the Board of Directors of the information contained in the Second Quarter 2006 Quarterly Report (ITR) and clarification of questions posed by its members, the Company's Second Quarter 2006 Quarterly Report (ITR), including the balance sheet and financial statements, was unanimously approved;

5.2. Following analysis of the Company's financial and economic information for the first half of 2006, approval was issued for the distribution of dividends totaling R$ 305,523,996.01 (three hundred and five million, five hundred and twenty-three thousand, nine hundred and ninety-six reals and one centavo), corresponding to 100% of the net profit reported on the Company's June 30, 2006 Balance Sheet, exempt from IRRF (income tax withheld at source), in compliance with Law No. 9.249/95, Article 10, with payment scheduled for August 29, 2006; and

5.3. The "CDM Project Development Services Agreement" between the Company and Quality Tonnes, LLC, in the terms of the contract presented, was ratified and will be filed at the Company's headquarters as **"Doc. 1."**

6. CLOSING: With no further matters to address, the Chairman adjourned the meeting and the present Minutes were drawn up then read, approved and signed by all attending.

São Paulo, August 9, 2006.

Original document signed by:

Eduardo José Bernini Meeting Chairman	Silvia Maria Ribeiro Lopes Meeting Secretary

Board of Directors:

Eduardo José Bernini

Britaldo Pedrosa Soares

Marcelo de Carvalho Lopes

Pedro Roberto Cauvilla

Charles Lenzi

Ricardo Berer
Audit Committee Member

Andrés Ricardo Gluski Weilert

Cyro Vicente Bocuzzi

Alexandre Cesar Innecco

Peter Greiner

Carlos Augusto Galvani Marchese

FREE TRANSLATION OF:

AES TIETÊ S.A.

CNPJ/MF (Corporate Taxpayer ID Number) 02.998.609/0001-27
NIRE (Trade Registration Number) 35.300.170.555

MINUTES OF THE FISCAL COUNCIL MEETING
HELD ON AUGUST 8, 2006

DATE, TIME, LOCATION: On August 8, 2006, at 1:00 p.m., at the Company's corporate headquarters in the City of São Paulo, State of São Paulo, at Rua Lourenço Marques, 158, 2nd floor, Vila Olímpia. **ATTENDING:** The following sitting members of the Fiscal Council attended: Ricardo Berer, Egon Handel and Isabel da Silva Ramos Kemmelmeier. Also attending were Company representatives Britaldo Pedrosa Soares, Juliana Rezende Penna de Zagottis and Mario Shinzato. **PRESIDING OFFICERS:** Fiscal Council member Ricardo Berer served as meeting Chairman and called me, Silvia Maria Ribeiro Lopes, to serve as secretary. **AGENDA: (a)** review of the Quarterly Report (ITR), including the balance sheet and financial statements, for the second quarter of 2006; and **(b)** review of the Directors' proposal for distribution of dividends for profit reported on the Company's June 30, 2006 balance sheet. **RESOLUTIONS:** The Chairman convened the meeting and submitted for review Agenda item **(a)**. The attending Committee Members reviewed the Second Quarter 2006 Quarterly Report (ITR) and requested clarification, which was provided by the Company representatives, and submitted for management's review suggestions for the subsequent Quarterly Report. Agenda item **(b)** was then addressed. The Company representatives presented a proposal for distribution of dividends in the amount of R$ 305,523,996.01 (three hundred and five million, five hundred and twenty-three thousand, nine hundred and ninety-six reals and one centavo), corresponding to 100% of the profit reported for the first two quarters. The Fiscal Council reviewed and approved the proposal, as submitted by the Board, which complied with legal requirements, provided the Company's Board of Directors approved it. If any changes are made to the proposal, it must be resubmitted to the Fiscal Council for review. Clarification was

provided concerning negotiations related to mandatory investment in 15% expansion of installed capacity, an obligation pursuant to privatization, with no significant developments reported since the last Fiscal Council meeting. The Chairman then offered the floor to anyone who wished to address other Company matters; none was forthcoming. Egon Handel asked that the Minutes record his justification, which was health related, for not attending the last Fiscal Council meeting, on May 9, 2006. The Chairman expressed appreciation to those attending and ordered the drawing up of these minutes, which were read, approved and signed by myself, the Meeting Secretary, by the Chairman and by the attending Committee members.

São Paulo, August 8, 2006.

Original document signed by:

Ricardo Berer
Meeting Chairman

Silvia Maria Ribeiro Lopes
Meeting Secretary

Fiscal Council Members:

Ricardo Berer

Egon Handel

Isabel da Silva Ramos Kemmelmeier

AES TIETÊ S.A.

CNPJ/MF Corporate Taxpayer ID no.: 02.998.609/0001-27
NIRE Trade Registration no.: 35.300.170.555

MINUTES OF THE FISCAL COUNCIL MEETING
HELD ON MAY 9, 2006

DATE, TIME, AND LOCATION: On May 9, 2006 at 2:00 p.m., at the Company's corporate headquarters located at Rua Lourenço Marques, 158, 2nd floor, São Paulo, São Paulo. **ATTENDING:** The following sitting members of the Fiscal Council were in attendance: Tatiana Esteves Natal, Ricardo Berer and Isabel da Silva Ramos Kemmelmeier. Others attending were Company representatives Britaldo Pedrosa Soares, Juliana Rezende Penna de Zagottis and Mario Shinzato. **PRESIDING OFFICERS:** Fiscal Council member Ricardo Berer served as Chairman and asked me, Ana Paula Madureira, to serve as meeting secretary. **AGENDA:** **(a)** Review Quarterly Reports for the first quarter of 2006; and **(b)** elect the president of the Audit Committee. **RESOLUTIONS:** The Chairman convened the meeting and began the review of Agenda item **(a)**. The Committee members present reviewed the First Quarter 2006 Quarterly Report and requested clarification, which was provided by Company representatives Britaldo Pedrosa Soares, Juliana Rezende Penna de Zagottis and Mario Shinzato. The attending Committee members unanimously stated that they knew of no developments that could substantially affect the First Quarter 2006 Quarterly Report. Proceeding to Agenda item (b), election of the Fiscal Council president, Committee members elected to the office of President of the Fiscal Council Mr. Ricardo Berer.

The Chairman offered the floor to anyone desiring to express an opinion regarding other matters of Company interest, and in the absence of other pronouncements, the Chairman expressed appreciation for the presence of all attending, adjourned the meeting and ordered the drawing up of these minutes, which were read and approved, then signed by me, the Meeting Secretary, the Chairman and the attending Committee Members.

São Paulo, May 9, 2006.

Original document signed by:

Ricardo Berer
Chairman

Ana Paula Madureira
Meeting Secretary

Members of the Fiscal Council:

Ricardo Berer

Tatiana Esteves Natal

Isabel da Silva Ramos Kemmelmeier

FREE TRANSLATION OF:

AES TIETÊ S.A.

NIRE Trade Registration no.: 35.300.170.555
CNPJ/MF Corporate Taxpayer ID no.: 02.998.609/0001-27

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 10, 2006

1 **DATE, TIME, AND LOCATION:** Held on May 10, 2006, at 11:00 a.m., at the Company's corporate headquarters located at Rua Lourenço Marques, 158, 2nd floor, São Paulo, São Paulo, 04547-100.

2 **ATTENDANCE AND CALL NOTICE:** Meeting called according to the terms set forth in the Corporate Bylaws, with the following members of the Board of Directors in attendance: Eduardo José Bernini, Jeffery Atwood Safford, Britaldo Pedrosa Soares, Cyro Vicente Bocuzzi, Lucio da Silva Santos, Antonio Carlos de Oliveira, Pedro Roberto Cauvilla, Peter Greiner, Charles Lenzi, and Carlos Augusto Galvani Marchese. Others attending: Audit Committee member Ricardo Berer and Company representatives Juliana Rezende Penna de Zagottis and Mário Shinzato.

3 **PRESIDING OFFICERS:** The Meeting was chaired by Eduardo José Bernini and Silvia Maria Ribeiro Lopes acted as Secretary.

4 **AGENDA:** (i) Review Quarterly Reports for the first quarter of 2006; (ii) approve the Company's independent auditors; and (iii) address issues related to the Company's business.

5 **RESOLUTIONS:** The meeting was officially convened following confirmation of a quorum. The Chairman submitted Agenda items (i) and (iii) for review by the Board of Directors; the Directors were presented the First Quarter 2006 Quarterly Report and reports concerning Company business and provided relevant clarification. The Directors were informed about negotiations underway with the São Paulo State Department of Energy, Water Resources and Sanitation and with the National Electric Energy Agency (ANEEL) concerning the obligation to expand by 15% the installed capacity of the Company's generation complex. Proceeding to Agenda item **(ii)**, the Directors unanimously approved Ernst & Young Auditores Independentes S.S. as the Company's independent auditors.

6 **CLOSING:** With no further matters to address, the Chairman adjourned the Meeting, these Minutes were drawn up and read, approved, and signed by all those present.

São Paulo, May 10, 2006.

Original document signed by:

Eduardo José Bernini Chairman	Silvia Maria Ribeiro Lopes Meeting Secretary

Members of the Board of Directors:

Eduardo José Bernini	Britaldo Pedrosa Soares
Jeffery Atwood Safford	Lucio da Silva Santos
Antonio Carlos de Oliveira	Charles Lenzi
Cyro Vicente Bocuzzi	Carlos Augusto Galvani Marchese
Pedro Roberto Cauvilla	Peter Greiner
Ricardo Berer Audit Committee Member	